AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1997
                                                   REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.
       (EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)
         DELAWARE                    6162                      11-3404488
     (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF          CLASSIFICATION NUMBER)     IDENTIFICATION NUMBER)
     INCORPORATION OR
      ORGANIZATION)
                             6851 JERICHO TURNPIKE
                                   SUITE 246
                            SYOSSET, NEW YORK 11791
                                (516) 364-2700
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                               STEVEN M. LATESSA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             6851 JERICHO TURNPIKE
                                   SUITE 246
                            SYOSSET, NEW YORK 11791
                                (516) 364-2700
                             (516) 364-2876 (FAX)
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
       NORMAN M. FRIEDLAND, ESQ.                 ALAN I. ANNEX, ESQ.
         DAVID M. KASTIN, ESQ.               CAMHY KARLINSKY & STEIN LLP
         RUSKIN, MOSCOU, EVANS                      1740 BROADWAY
          & FALTISCHEK, P.C.                  NEW YORK, NEW YORK 10019
         170 OLD COUNTRY ROAD                      (212) 977-6600
        MINEOLA, NEW YORK 11501                 (212) 977-8389 (FAX)
            (516) 663-6600
         (516) 663-6641 (FAX)   ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

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
 TITLE OF EACH CLASS OF    NUMBER OF      PROPOSED MAXIMUM      PROPOSED MAXIMUM       AMOUNT OF
    SECURITIES TO BE       SHARES TO     OFFERING PRICE PER AGGREGATE OFFERING PRICE  REGISTRATION
       REGISTERED        BE REGISTERED        SHARE (1)                (1)                FEE
--------------------------------------------------------------------------------------------------
Common Stock, $.01 par
value...................   1,265,000(2)        $5.00               $6,325,000          $1,916.66
--------------------------------------------------------------------------------------------------
Representative's
Warrants, each to
purchase one share of
Common Stock, $.01 par
value...................    110,000(3)         $.0001                 $11                 $.03
--------------------------------------------------------------------------------------------------
Common Stock, $.01 par
value (4)...............    110,000            $6.00                $660,000            $200.00
--------------------------------------------------------------------------------------------------

Total Fee..........................................................   $2,116.69

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(1) Estimated solely for purposes of calculating the registration fee.
(2) Includes 165,000 shares to cover the Underwriters' over-allotment option
(3) To be acquired by the Representative
(4) Issuable upon exercise of the Representative's Warrants.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1997
PROSPECTUS

                                     [LOGO]

                  MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                        1,100,000 SHARES OF COMMON STOCK

  Mortgage Plus Equity and Loan Holdings Corp. (the "Company") is hereby offering (the "Offering") 1,100,000 shares of its common stock, $.01 par value per share (the "Common Stock"). Prior to the Offering, there has been no public market for the Common Stock of the Company and there can be no assurance that such a market will develop, or if developed, that it will be sustained. See "Underwriting." Application has been made for listing the Common Stock on the NASDAQ SmallCap Market ("NASDAQ") under the symbol "MPLS." It is currently estimated that the initial public offering price of the Common Stock will be
between $     and $     per share. See "Underwriting" for a discussion of
factors to be considered in determining the initial public offering price.
                                  ----------

   THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" COMMENCING ON PAGE 7 AND "DILUTION" ON
                                    PAGE 17.
                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              PRICE TO UNDERWRITING DISCOUNTS  PROCEEDS TO
                               PUBLIC    AND COMMISSIONS (1)  COMPANY (2)(3)
----------------------------------------------------------------------------
Per Share...................    $               $                  $
----------------------------------------------------------------------------
Total (3)...................    $               $                  $
----------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company has agreed to pay National Securities Corporation, as representative (the "Representative") of the several underwriters (the "Underwriters"), a 3% non-accountable expense allowance and to sell to the Representative, for nominal consideration, warrants (the "Representative's Warrants") to purchase up to 110,000 shares of Common Stock at an exercise price of $ per share (120% of the initial public offering price.) The Company also has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $   ,
    which includes the non-accountable expense allowance payable to the Representative.
(3) The Company has granted to the Underwriters a 45-day option to purchase up to 165,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $     , $      and $     , respectively. See "Underwriting."
  The shares of Common Stock are being offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by their counsel and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of share certificates will be made at the offices of National Securities Corporation, 1001 Fourth Avenue, Seattle, Washington 98154, on or about , 1997.

                        NATIONAL SECURITIES CORPORATION
                   The date of this Prospectus is      , 1997

                              [MAP/GRAPH INSERT]


                               ----------------
  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS, ON THE NASDAQ SMALLCAP MARKET OR OTHERWISE, WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK ON THE OPEN MARKET IN ORDER TO STABILIZE THE MARKET PRICE AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated herein, the information in this Prospectus does not give effect to (i) the issuance of the Representative's Warrants or the exercise thereof; (ii) the issuance of the Underwriters' over-allotment option or the exercise thereof; and (iii) up to 350,000 shares of Common Stock reserved for issuance upon exercise of options which may be granted pursuant to the Company's 1995 Stock Option Plan (the "1995 Plan"), 17,500 of which have been granted to date. The information herein reflects the consummation of the Exchange (as hereafter defined). As used herein, the term "Company" refers to Mortgage Plus Equity and Loan Holdings Corp., a Delaware corporation, and its wholly-owned subsidiary, Mortgage Plus Equity and Loan Corporation ("Mortgage Plus"), a New York corporation.

                                  THE COMPANY

  The Company, through its wholly owned subsidiary, Mortgage Plus, is a full service retail mortgage banking company providing a broad range of residential mortgage products (including first mortgages, second mortgages and home equity loans) to (i) prime, or "A" credit, borrowers who qualify for conventional mortgages (including loans which conform to the standards of certain institutional investors, such as Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC")), (ii) borrowers who are classified as sub-prime, or "B/C" credit, borrowers, and (iii) borrowers who qualify for mortgages insured by the Federal Housing Administration ("FHA") or guaranteed by the Veterans Administration ("VA"). The Company is headquartered in Long Island, New York and has a total of 14 retail branches (the "Branch Network") in eight states, including Arkansas (1), Connecticut (1), Florida
(1), Illinois (1), Missouri (3), New Jersey (1), New York (4) and Pennsylvania
(1), and the Commonwealth of Puerto Rico (1). The Company is also a licensed mortgage banking company in six additional states and anticipates becoming licensed in 11 additional states during the fourth quarter of 1997.

  From the Company's inception in 1987 until mid-1994, the Company operated as a licensed mortgage broker, principally in New York. Since obtaining its mortgage banking license in New York in 1994, the Company has grown significantly, originating $43.3 million, $58.0 million and $108.2 million of mortgage loans for the years ended December 31, 1994, 1995 and 1996, respectively. For the six months ended June 30, 1997, the Company originated $66.8 million of mortgage loans. This growth has been due primarily to the Company's expansion into additional geographic markets, the Company's focus, since mid-1996, on mortgage products for "B/C" credit-rated borrowers and a substantial increase in loans to FHA/VA borrowers. The Company's "B/C" and FHA/VA loan volume has grown steadily since 1995, with loans to "B/C" borrowers accounting for 40.4%, of the Company's total loan origination volume for the six months ended June 30, 1997, compared to 7.4% for the year ended December 31, 1995, and loans to FHA/VA borrowers accounting for 25.4% of the Company's total loan origination volume for the six months ended June 30, 1997, compared to 9.2% for the year ended December 31, 1995.

  The Company's growth strategy includes the following elements:

  . Increasing mortgage originations to sub-prime borrowers through recruiting experienced loan officers, increasing telemarketing and direct mail to target audiences;

  . Expanding the Company's operations in the Commonwealth of Puerto Rico through developing strategic alliances with financial institutions and mortgage bankers and brokers; and

  . Expanding the Company's geographic coverage for mortgage originations generally, through additions to the Branch Network, through developing strategic alliances with financial institutions, mortgage bankers and brokers and possible acquisitions.

  The Company is an active originator of prime, sub-prime and FHA/VA residential mortgages in its markets to individual borrowers on a retail basis. Loan officers within the Branch Network deal directly with mortgage customers who are initially identified through telemarketing operations, advertising, direct mail, promotional materials and educational seminars or who are referred by local real estate agents, builders, accountants, financial planners, attorneys and mortgage brokers.

  The growth of the Company's mortgage lending to "B/C" credit borrowers reflects (i) the Company's focus on such customers since mid-1996, (ii) the Company's prompt and responsive service to its customers, (iii) the increased market demand for sub-prime mortgage products, (iv) the availability to the Company of capital for these mortgage banking products in the form of warehouse lines of credit, and (v) the development, on an industry-wide basis, of a large secondary market of institutional investors who compete to purchase mortgages from the Company and other mortgage originators. Most "B/C" credit borrowers have impaired credit, although "B/C" credit borrowers also include individuals whose credit histories are not impaired but are seeking to expedite the mortgage process or persons, such as the self-employed, who have difficulty verifying their income. The Company intends to make "B/C" credit-rated loans an even greater percentage of its total loan originations since such loans, have generated greater revenue to the Company than "A" credit-rated loans. Furthermore, the Company believes that the demand for loans by "B/C" credit borrowers is less sensitive to general levels of interest rates or home sales and therefore less cyclical than demand for loans by "A" credit-rated borrowers. Nevertheless, the Company's "B/C" mortgage lending activities are subject to significant risks, including risks related to the competition from an increasing number of lenders who are also seeking "B/C" credit borrowers (see "Risk Factors--Competition"), and the risks associated with lending to credit impaired borrowers (see "Risk Factors--Risks of Loan Delinquencies and Defaults").

  For the six months ended June 30, 1997, the Company's revenues were $4.1 million compared to $2.6 million for the six months ended June 30, 1996. For the year ended December 31, 1996, the Company's revenues were $6.0 million, compared to $3.0 million for the year ended December 31, 1995. The Company's revenues are generated from the fees it charges borrowers on the origination of mortgage loans, the premiums paid by institutional investors when they purchase the loans from the Company and interest earned during the period (generally less than 30 days) the loans are held for sale to institutional investors. The Company does not sell mortgage loans in "securitization" transactions, but rather sells loans either on an individual "whole loan" basis or pooled in groups to financial institutions at fixed prices, usually on a non-recourse basis for a cash premium. The Company sells its mortgages to institutional investors on a "servicing-released" basis, i.e., the purchaser assumes the obligations of servicing the loan and thereby avoids the administrative expenses of managing a servicing portfolio, and the foreclosures, delinquencies and resale of residential real estate associated with servicing of loans.

  The Company was incorporated in Delaware in November 1997, and its wholly-owned subsidiary, Mortgage Plus, was incorporated in the State of New York on September 25, 1987. Prior to the commencement of this Offering, the stockholders of Mortgage Plus will exchange all the outstanding shares of Mortgage Plus for 4,028,000 shares of the Company (the "Exchange"). The principal executive office of the Company is located at 6851 Jericho Turnpike, Suite 246, Syosset, New York 11791 and its telephone number is (516) 364-2700.

                                  THE OFFERING

 Common Stock Offered by the Company............... 1,100,000 shares
 Common Stock Outstanding Prior to the Offering.... 4,028,000 shares
 Common Stock to be Outstanding After the Offering. 5,128,000 shares
 Use of Proceeds................................... Funding mortgage loans, expanding the Branch
                                                    Network; expanding mortgage
                                                    banking operations in
                                                    Puerto Rico; increasing
                                                    telemarketing and
                                                    advertising; upgrading
                                                    information systems;
                                                    repaying indebtedness; and
                                                    general working capital
                                                    purposes.
 Proposed NASDAQ SmallCap Symbol................... MPLS

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                             SIX MONTHS
                            YEAR ENDED DECEMBER 31,      ENDED JUNE 30, 1997
                            -------------------------  ------------------------
                               1995          1996         1996         1997
                            -----------  ------------  -----------  -----------
                                                             (UNAUDITED)
STATEMENT OF OPERATIONS
DATA:
 Revenue................... $ 2,982,922  $  5,970,675  $ 2,586,089  $ 4,081,723
 Net (Loss) Income.........    (601,313)     (223,340)     (32,583)     140,069
 Net (Loss) Income Per
  Share....................        (.16)         (.06)        (.01)         .03
 Weighted Average Number of
  Shares Outstanding.......   3,853,319     3,853,319    3,853,319    4,027,300
OPERATING DATA:
Mortgage loans originated
 Conventional.............. $48,366,929  $ 48,102,840  $23,797,696  $22,879,138
 FHA/VA....................   5,323,313    24,810,101   11,658,600   16,966,540
 Sub-Prime.................   4,284,375    35,290,148   16,308,520   26,958,160
                            -----------  ------------  -----------  -----------
    Total.................. $57,974,617  $108,203,089  $51,764,816  $66,803,838
Number of Loans............         503         1,073          572          713
Average Principal Balance.. $   115,257  $    100,841  $    90,497  $    93,694

                                          AT DECEMBER
                                           31, 1996        AT JUNE 30, 1997
                                          ----------- --------------------------
                                            ACTUAL      ACTUAL   AS ADJUSTED (1)
BALANCE SHEET DATA:                       ----------- ---------- ---------------
                                                              (UNAUDITED)
Cash and cash equivalents................ $  328,897  $  342,881   $
Total assets............................. 11,447,525  13,501,388
Borrowings...............................  9,977,145  10,376,257
Stockholders' equity.....................    287,394     427,463

--------
(1) Adjusted to give effect to the sale of 1,100,000 shares of Common Stock by
    the Company at an assumed initial public offering price of $     per share
    and the application of the net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the Common Stock of the Company involves a high degree of risk and should not be purchased by persons who cannot afford the loss of their entire investment. Prospective investors should carefully consider the following risk factors, in addition to other information set forth in this Prospectus, before purchasing the Common Stock offered hereby. This Prospectus contains certain forward looking statements that are based on current expectations, estimates and projections about the business of the Company and the industry in which the Company operates, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations on such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. The Company's actual results could differ materially from those expressed or forecasted in these forward-looking statements as a result of certain factors, including those set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus.

HISTORY OF OPERATING LOSSES; POSSIBLE NEED FOR ADDITIONAL FINANCING

  Although the Company earned net income of $140,069 for the six months ended June 30, 1997, the Company experienced net losses of $223,340 and $601,313 for the years ended December 31, 1996 and 1995, respectively. The Company's accumulated deficit was $518,440 at June 30, 1997. Such losses were principally the result of the Company's expansion of the Branch Network and increased personnel, marketing and administrative start-up costs associated with the commencement of lending operations to "B/C" credit-rated borrowers. There can be no assurance that the Company will not continue to experience operating losses in future periods. Based on the Company's currently proposed plans and assumptions relating to the implementation of its business strategy, the Company anticipates that the net proceeds of this Offering will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this Offering. In the event that the Company's plans change or its assumptions prove to be inaccurate (due to unanticipated expenses, difficulties, delays or otherwise) or the proceeds of this Offering otherwise prove to be insufficient to fund the implementation of the Company's business strategy and working capital requirements, the Company could be required to seek additional financing. The Company has no commitments for any future funding, and there can be no assurance that the Company will be able to obtain additional capital in the future. The type, timing and terms of such funding (if it is available) will be determined by prevailing conditions in the financial markets and the Company's financial condition, among other factors. If the Company requires additional capital and is unable to obtain the necessary capital, it may be required to significantly curtail its activities which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON WAREHOUSE FINANCING; PRIOR DEFAULT UNDER WAREHOUSE FINANCING

  The Company currently borrows substantially all of the funds which it uses to originate mortgage loans pursuant to a $12 million warehouse financing facility (the "Warehouse Facility") with a commercial bank. These borrowings are, in turn, repaid with the proceeds received by the Company from selling such loans in pools or individual whole loan sales to institutional investors, usually within 30 days of when the loan is originated. The Warehouse Facility expires on December 31, 1997. The borrowings thereunder are collateralized by specific mortgage loans held for sale to institutional investors. The amount outstanding under the Warehouse Facility at June 30, 1997 was $7,276,744. Interest is variable based on the bank's prime rate, depending on the type of loan financed, and ranged from 8.25% to 8.75% at June 30, 1997. The Warehouse Facility is personally guaranteed by Steven Latessa and Cary Wolen, the Company's President and Chief Operating Officer, respectively. Any failure to renew or obtain adequate funding under its current Warehouse Facility, or any substantial reduction in the size of or increase in the cost of such facility, would have a material adverse effect on the Company's business, financial condition and results of operations because it would limit or reduce the Company's ability to originate mortgage loans.

  The Warehouse Facility contains numerous affirmative and negative covenants, including maintenance of minimum tangible net worth, a limitation on the Company's total indebtedness and certain financial ratios. In April 1997, the Company determined that as of December 31, 1996, it was not in compliance with the tangible net worth requirement of the Warehouse Facility ($900,000 at December 31, 1996). The bank providing the Warehouse Facility waived the Company's event of default and revised the Warehouse Facility to include the Company's subordinated debt, obtained in the first quarter of 1997, as part of the Company's tangible net worth.

  In October 1996, the Company obtained an additional financing facility with another bank to borrow up to an additional $6 million to fund loan originations. This facility contained substantially the same covenants and restrictions as the Warehouse Facility, including a $1 million tangible net worth requirement. Upon being notified of the default by the Company of the net worth requirement as of December 31, 1996, this lender elected not to waive this default and notified the Company that it was terminating the line of credit, requiring the Company to repay the amount outstanding, which as of June 30, 1997 was approximately $2 million. This amount has been fully repaid as of the date hereof.

  While the Company believes it is now in full compliance with all of its loan covenants under the Warehouse Facility , there can be no assurances that in future periods the Company will continue to adhere to all covenants contained in the Warehouse Facility. The Company's failure to comply with the tangible net worth covenant or with any other covenants could again cause the Company to be in default under the Warehouse Facility and have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH SALES OF MORTGAGE LOANS; MORTGAGE LOAN PURCHASES BY A LIMITED NUMBER OF INSTITUTIONS; FEDERAL PROGRAMS

  The Company generates revenue by regularly selling loans it originates for cash, at a premium, usually within 30 days after it originates the loans, to institutional investors. There can be no assurance that such investors will continue to purchase loans or will be willing to purchase loans on terms which they have historically purchased. To the extent that institutional investors who purchase "A" and/or "B/C" credit-rated loans reduce their purchases, the price and level of the market for the Company's mortgage loans could be negatively affected which, in turn, could materially adversely affect the Company's mortgage loan origination volume and, potentially, its profitability. Further, adverse conditions in the mortgage-backed securitization market could negatively impact the ability of the Company to complete loan sales, as many of the Company's loan purchasers securitize the loans they purchase from the Company.

  For the year ended December 31, 1996 and for the six months ended June 30, 1997, the Company sold 59% and 55%, respectively, of the mortgage loans it originated (by volume) to three institutional investors and two institutional investors, respectively. One of the investors in each of these periods was the same. There can be no assurance that such institutional investors will continue to purchase the Company's loans and to the extent that the Company could not successfully replace such loan purchasers, the Company's business, financial condition and results of operations could be materially and adversely affected.

  The Company's ability to sell "A" credit-rated mortgage loans to institutional investors is dependent upon the continuation of programs administered by government sponsored agencies such as the FHA and VA programs, which facilitate the pooling of those mortgage loans into mortgage-backed securities, as well as the Company's continued eligibility to participate in these programs. The discontinuation of, or the loss of eligibility to participate in, such government programs could have a material adverse effect on the Company's business, financial condition and results of operations.

CONCENTRATION OF OPERATIONS IN MID-ATLANTIC REGION AND MISSOURI

  For the six month period ended June 30, 1997, substantially all of the mortgage loans originated by the Company were to borrowers in New York, New Jersey and Missouri. Although the Company is attempting to expand its Branch Network outside these regions, the Company's origination business is likely to contain a high concentration in such areas for the foreseeable future. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the economy and the residential real estate market in the aforementioned areas.

ECONOMIC CONDITIONS

  The Company's business will be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings by negatively affecting loan-to-value ratios of the home equity collateral. To the extent that loan-to-value ratios of the home equity collateral of prospective borrowers do not meet the Company's underwriting criteria, the volume of loans originated by the Company could decline. A decline in loan origination volumes would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, changes in the level of consumer confidence, real estate values and prevailing interest rates, each of which tend to be affected by an economic slowdown, could adversely affect the level and amount of consumer borrowing. Furthermore, investment returns of investors purchasing mortgages are affected by, among other things, the actual rates of delinquencies and foreclosures of the mortgages they purchase, which could make mortgage loans less attractive to investors during periods when such delinquencies and foreclosures are increasing.

INTEREST RATE RISK

  The Company's profitability may be directly affected by the levels of and fluctuations in interest rates, which affect the Company's ability to earn a spread between interest received on loans and the Company's costs of borrowing. The operations and profitability of the Company are likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect the ability of the Company to originate loans and would reduce the value of loans that were originated prior to such increase.

RISK OF LOAN DELINQUENCIES AND DEFAULTS

  The Company is exposed to the risk of loan delinquencies and defaults from the time the loan is made until such loan is sold to institutional investors, typically a 30 day period. After the Company originates a loan, the loan is usually held by the Company as part of a portfolio of loans, to be sold either on a pool or "whole loan" basis. The Company is also subject to loan delinquencies and defaults in those cases where it is required to repurchase such loan due to a breach of a representation or warranty by the Company in connection with the "whole loan" sale.

  Since mid-1996, the Company has focused on increasing mortgage originations for "B/C" or "sub-prime" credit classified borrowers. For the six months ended June 30, 1997, approximately 40.4% of the total principal amount of loans originated by the Company were to borrowers in these credit classifications. Loans made to such borrowers entail a higher risk of delinquency and higher losses than loans made to borrowers who have higher credit classifications. Although the Company sells these mortgages (as well as other mortgages) on a "servicing released" basis to investors, usually on a non-recourse basis (thereby limiting its exposure to the risk of delinquency or default), at prices which reflect the credit risk associated with such borrowers, any sustained period of increased delinquencies, foreclosures or losses on such loans after the loans are sold could adversely affect the pricing of the Company's future loan sales and/or the willingness of investors to purchase such loans from the Company in the future.

RISKS ASSOCIATED WITH RAPID GROWTH

  The Company has expanded into new geographic regions, increasing the number of retail branch offices to 14 as of the date of this Prospectus. The Company anticipates that it will continue to open additional branch offices, in part, with a portion of the proceeds of this Offering, and as a result expects to substantially increase the volume of loans which it originates. The Company's continued growth and expansion will place additional pressures on the Company's personnel and systems. Any future growth may be limited by, among other things, the Company's
(i) need for continued funding sources and access to capital markets, (ii) ability to attract and retain qualified personnel, (iii) ability to maintain appropriate procedures, policies and systems to ensure that the Company's loans have an acceptable level of credit risk and loss and (iv) ability to establish new relationships and maintain existing relationships with mortgage holders and borrowers in states where the Company is active and in states where the Company is seeking to commence operations. The Company's need for additional operating procedures, personnel and facilities is expected to increase as a result of further growth which the Company anticipates over the near term. The Company is assessing the purchase of new systems and software to support its operations, and plans to continue to procure hardware and software that will require additional corresponding investments in training and education. There can be no assurance that the Company will successfully obtain or apply the human, operational and financial resources needed to manage a developing and expanding business. Failure by the Company to manage its growth effectively, or to sustain its historical levels of performance in underwriting with respect to its increased loan origination volume, could have a material adverse effect on the Company's business, financial condition and results of operations and financial condition. See "Business--Growth Strategy."

RISKS ASSOCIATED WITH MORTGAGE BANKING ACTIVITIES IN PUERTO RICO

  In November 1996, the Company opened a mortgage office in Puerto Rico, and has focused the activities of that office since mid-1997 on sub-prime borrowers. Operationally, mortgage originations to sub-prime borrowers for properties in Puerto Rico are essentially similar to mortgage originations for properties located in the continental United States. However, the Company does not believe that the secondary market of institutional investors purchasing mortgage loans originated in Puerto Rico is as developed as the secondary market for mortgage loans originated in the continental United States. The less developed secondary market may adversely affect the premium which the Company receives on the sale of mortgages originated in Puerto Rico. To date, the Company has had very limited experience in the sale of mortgages originated in Puerto Rico. Although the Company believes that there will be a number of institutions willing to purchase mortgages originated in Puerto Rico from it on a regular basis, in the event that the Company cannot find institutional investors to purchase these loans, the Company will be forced to raise additional capital to fund and hold the loans. There can be no assurance that the Company will be able to find institutional investors for its mortgage loans originated in Puerto Rico, which could cause a material adverse effect on the Company's business and financial condition.

  Section 936 of the U.S. Internal Revenue Code ("Section 936") has historically provided incentives for U.S. corporations to invest in Puerto Rico by granting a credit to qualifying corporations ("936 Corporations") against a portion of the U.S. income tax payable from the active conduct of a trade or business in Puerto Rico and 100% of certain qualifying investment income derived in Puerto Rico. Section 936 together with complementary Puerto Rican laws have provided incentives for 936 Corporations and financial intermediaries receiving funds from 936 Corporations to invest in mortgage loans and mortgage-backed securities originated in Puerto Rico. Section 936 has helped, in the past, to create a pool of lower cost funds in Puerto Rico that has historically been used by banks to fund mortgage loans. On August 20, 1996, the Small Business Job Protection Act of 1996 (the "Small Business Job Protection Act") was signed into law. That Act provides for the elimination of the special U.S. federal income tax benefits available under Section 936 to U.S. corporations operating and investing in Puerto Rico. The Act repeals Section 936, subject to a ten-year grandfather rule for 936 Corporations that were engaged in the active conduct of a trade or business on October 13, 1995 and that qualified for and elected the benefits of Section 936 for the corporation's taxable year which includes such date.

  While the final impact of a repeal of Section 936 on the Company's prospective business in Puerto Rico cannot be determined at this time, the repeal of Section 936 could have an adverse effect on the general economic condition of Puerto Rico by reducing incentives for investment in Puerto Rico. Any such adverse effect on the general economy of Puerto Rico could lead to a reduction in the level of residential construction and demand for mortgage loans. The elimination of Section 936, particularly the elimination of the credit for investment income, could also lead to a decrease in the amount of funds invested in the Puerto Rico financial market by 936 Corporations ("936 Funds), thereby increasing funding costs and decreasing liquidity for Puerto Rico mortgage products. The impact of any such changes on the Company's prospective business in Puerto Rico cannot be determined at this time.

COMPETITION

  The mortgage banking business is highly competitive. The Company competes with financial institutions, such as mortgage bankers, commercial banks, savings associations, credit unions, loan brokers and insurance companies in the origination of mortgage loans. Competition can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates and origination fees charged to borrowers. Competition may be affected by, among other things, fluctuations in interest rates and general economic conditions. Although the Company believes that its competitive advantage lies primarily with the Company's offering of a broad menu of mortgage loan products with competitive features, its emphasis on the quality of its service, and the pricing of its range of products at competitive rates, there can be no assurance that the Company will be able to compete effectively in this industry, which could materially adversely affect the Company's financial conditions and results of operations. In addition, to the extent that market pricing becomes more aggressive, the Company may be unable to achieve its planned level of growth. The Company has become aware that certain large national finance companies and conventional mortgage originators are implementing plans to or have announced their intention to allocate resources to the origination of loans to sub-prime credit-rated borrowers. The entrance of these competitors into the Company's market could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

REGULATORY AND LEGISLATIVE RISK

  The Company's business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities. These rules and regulations impose obligations and restrictions on the Company's loan originations, credit activities and secured transactions. In addition, these rules limit the interest rates, finance charges and other fees the Company may assess, mandate extensive disclosure to the Company's customers, prohibit discrimination and impose multiple qualification and licensing obligations on the Company. The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted and are also subject to various federal laws, including the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, the Homeownership and Equity Protection Act of 1994, the Federal Equal Credit Opportunity Act and Regulation B promulgated thereunder, the Fair Credit Reporting Act of 1970, the Real Estate Settlement Procedures Act of 1974 and Regulation X promulgated thereunder, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C promulgated thereunder and the Federal Debt Collection Practices Act, as well as other Federal and State statutes and regulations affecting the Company's activities.

  These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on prospective borrowers, regulate payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to revocation of its mortgage banking license in the states where the Company is licensed and loss of approved status for participation in government sponsored programs (such as the FHA and VA loans), demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions by federal and state governmental agencies. See "Business--Government Regulation."

  Although the Company believes that it has systems and procedures to insure compliance with these requirements and believes that it is currently in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance of full compliance with current laws, rules and regulations or that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance substantially more difficult or expensive. In the event that the Company is unable to comply with such laws or regulations, its business, prospects, financial condition and results of operations may be materially adversely affected.

  Members of Congress, government officials and political candidates have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans, the interest on which may be currently tax deductible, are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, some of the competitive advantage of such loans when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for mortgage loans of the kind offered by the Company.

POSSIBLE ENVIRONMENTAL LIABILITIES

  Although to date, the Company has not re-acquired any properties pursuant to any foreclosure action against any borrowers, it is possible that the Company may, in the future, foreclose on properties securing mortgage loans. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases at such property and may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean up costs incurred by such parties in connection with the contamination. Liability under such laws has been interpreted to be joint and several unless the harm is divisible, and there is a reasonable basis for allocation of responsibility. Although the Company has not incurred losses in any material respect as a result of liabilities under environmental laws, there can be no assurance that the Company will not experience such losses in the future.

DEPENDENCE UPON MANAGEMENT

  The Company is dependent upon the personal efforts and abilities of two executive officers, Steven Latessa, the Company's President and Chief Executive Officer, Cary Wolen, the Company's Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer, and a key employee, Jon Blasi, the Company's Chief Operating Officer for the "B/C" Lending Division (see "Management"). The loss of the services of either Messrs. Latessa, Wolen or Blasi could have a materially adverse effect on the Company's business and operations. Messrs. Latessa, Wolen and Blasi have entered into employment agreements with the Company that expire in September 2000. In addition, the Company has obtained a $1 million key man, term life insurance policy on each of the lives of Messrs. Latessa, Wolen and Blasi.

BENEFITS TO AFFILIATED PARTIES

  The Company will use approximately $288,000 (   %) of the net proceeds of
this Offering to pay an unsecured subordinated debenture held by a corporation owned by Messrs. Latessa, Wolen and the Estate of Anthony Saffiotti, a former officer of the Company. In addition, upon completion of this Offering, Messrs. Latessa and Wolen are expected to be released as personal guarantors under the Company's Warehouse Facility and an equipment lease.

VOTING CONTROL BY MAJORITY SHAREHOLDERS

  Following the completion of the sale of shares of Common Stock offered hereby, Steven Latessa, Cary Wolen and Jon Blasi will beneficially own an aggregate of 2,689,890 shares of the Company's outstanding Common Stock, which will represent approximately 52.5% of the total number of shares of the Company's outstanding Common Stock, assuming that no part of the Underwriters' over-allotment option in the Offering is exercised (approximately 50.8% of the total number of shares of the Company's outstanding Common Stock if the over-allotment option is exercised in full). In addition, the executors of the Estate of Anthony Saffiotti have signed a proxy authorizing Messrs. Latessa and Wolen to vote the 810,110 shares currently owned by the Estate (which will constitute 15.8% of the total number of shares of the Company's outstanding Common Stock following the Offering, assuming that no part of the Underwriters' over-allotment option is exercised). As a result of their stock ownership and proxy, Messrs. Latessa, Wolen and Blasi will have effective control of the Company, and will continue to have the power to control the election of all of the members of the Company's Board of Directors and to direct the Company's management and policies. Such persons will be able to control all decisions on matters requiring the vote of shareholders, which include the amendment of the Company's Certificate of Incorporation and certain provisions of the By-Laws and the approval of fundamental corporate transactions. See "Principal Shareholders" and "Description of Securities-- Common Stock."

DETERMINATION OF PUBLIC OFFERING PRICE

  Prior to the Offering there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop, or if developed, be sustained in the Common Stock after the Offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representative and may not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value. Factors considered in such negotiations, in addition to prevailing market conditions, will include the history and prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure and certain other factors as may be deemed relevant. Accordingly, the initial public offering price of the Common Stock may not be indicative of the price that may prevail at any time or from time to time in the public market for the Common Stock following the Offering. See "Underwriting."

NO ASSURANCE OF CONTINUED NASDAQ SMALLCAP MARKET LISTING; RISK OF APPLICATION OF PENNY STOCK RULES

  It is anticipated that, upon commencement of this Offering, the Common Stock will be listed for trading on the NASDAQ SmallCap Market. The Board of Governors of the National Association of Securities Dealers, Inc. has established certain standards for the continued listing of a security on the Nasdaq SmallCap Market. The maintenance standards require, among other things, that an issuer have net tangible assets of at least $2,000,000; that the minimum bid price for the listed securities be $1.00 per share; that the minimum market value of the public float be at least $1,000,000; and that there be at least two market makers for the issuer's securities. A deficiency in either the market value of the public float or the bid price maintenance standard will be deemed to exist if the issuer fails the individual stated requirement for ten consecutive trading days. There can be no assurance that the Company will continue to satisfy the requirements for maintaining a Nasdaq SmallCap Market listing. If the Common Stock were to be delisted from the Nasdaq SmallCap Market, it would adversely affect the prices of such securities and the ability of holders to sell them, and the Company would be required to comply with the initial listing requirement to be relisted on the Nasdaq SmallCap Market.

  If the Company were delisted from the NASDAQ SmallCap Market and the price per share were to drop below $5.00, then unless the Company satisfied certain net asset tests, the Common Stock would become subject to certain penny stock rules promulgated by the Securities and Exchange Commission (the "Commission"). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Common Stock becomes subject to the penny stock rules, investors in the Offering may find it more difficult to sell their Common Stock.

IMMEDIATE AND SUBSTANTIAL DILUTION

  As of June 30, 1997, the net tangible book value of the Common Stock was $0.10 per share. Upon completion of this Offering, the net tangible book value
will be approximately $     per share, representing dilution to the public
investors of approximately $    or    %. As a result, purchasers of shares in
the Offering will incur immediate and substantial dilution. See "Dilution."

HOLDING COMPANY STRUCTURE

  The Company is a holding company which will conduct all its operations through its wholly-owned subsidiary, Mortgage Plus. All of the capital stock of Mortgage Plus will be owned by the Company. Therefore, the Company's rights to participate in the assets of Mortgage Plus upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

DIVIDENDS

  The Company has not paid any cash dividends on its Common Stock since its inception (except that prior to December 31, 1996, Mortgage Plus made S corporation distributions to its then existing stockholders) and does not currently anticipate paying dividends on its Common Stock in the foreseeable future. Since the Company conducts substantially all of its operations through its subsidiary, Mortgage Plus, the Company's ability to pay dividends will be dependent upon the ability of Mortgage Plus to make cash distributions to the Company. The Warehouse Facility (which is with Mortgage Plus) provides that Mortgage Plus may declare and pay dividends provided that the payment of such dividends will not result in a violation of the financial covenants of the Warehouse Facility. See "Dividend Policy."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock may experience fluctuations that are unrelated to the Company's operating performance. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the consumer finance industry such as, among other things, interest rate movements. In addition, the Company's financial results are significantly dependent upon the successful completion of the Company's loan sales in the market, and the Company's inability to complete these transactions in a particular quarter may have a material adverse effect on the Company's results of operations for that quarter and could, therefore, negatively impact the price of the Common Stock.

SHARES AVAILABLE FOR FUTURE SALE

  The sale, or availability for sale, of a substantial number of shares of Common Stock in the public market subsequent to this Offering, pursuant to Rule 144 under the Securities Act ("Rule 144") or otherwise, could materially adversely affect the market price of the Common Stock and could impair the Company's ability to raise additional capital through the public or private sale of its securities. All of the 4,028,000 shares of Common Stock currently outstanding are "restricted securities" as that term is defined in Rule 144 and may, under certain circumstances, be sold without registration under the Securities Act. The availability of Rule 144 to the holders of restricted securities of the Company would be conditioned on, among other factors, the availability of certain public information concerning the Company. In addition, shares issuable upon exercise of options granted under the 1995 Plan, pursuant to Rule 701 under the Securities Act, could be sold publicly commencing 90 days after the Company becomes a reporting company under the Exchange Act. All officers, directors, stockholders and option holders of the Company have executed agreements ("Lock-Up Agreements") pursuant to which they have agreed not to, directly or indirectly, issue, offer, agree to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute, or otherwise dispose of, or encumber any shares of Common Stock or options, rights, warrants, or other securities convertible into, or exercisable or exchangeable for, or evidencing any right to purchase or subscribe for, shares of Common Stock, whether or not beneficially owned by such person, or any beneficial interest therein for a period of 13 months from the date of this Prospectus. See "Underwriting."

  For a period of 13 months from the date of this Prospectus, the Company has agreed that it will not sell or otherwise dispose of any securities of the Company without the prior written consent of the Representative, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, during such period the Company shall be entitled to issue (i) shares of Common Stock in connection with mergers and acquisitions (subject to certain restrictions), and (ii) up to 350,000 shares of Common Stock issuable upon exercise of options which may be granted under the 1995 Stock Option Plan.

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Certificate of Incorporation and By-Laws, as well as Delaware General Corporation Law, may be deemed to have an anti-takeover effect. The Company's Certificate of Incorporation provides that the Board of Directors may issue additional shares of Common Stock or establish one or more classes or series of Preferred Stock with such designations, relative voting rights, dividend rates, liquidation other rights, preferences and limitations that the Board of Directors may fix without stockholder approval. Moreover, the Company's Certificate of Incorporation and By-Laws provide that its Board of Directors is divided into three classes serving staggered three year terms, resulting in approximately one-third of the directors being elected each year and certain other provisions relating to voting and the removal of the officers and directors. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" (as defined) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Each of the foregoing provisions may have the effect of rendering more difficult, delaying, discouraging, preventing or rendering more costly an acquisition of the Company or a change in control of the Company. See "Description of Securities; Section 203 of the Delaware General Corporation Law--Anti-Takeover Provisions."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 1,100,000 shares of Common Stock offered hereby, after deducting all of the
expenses of the Offering (estimated to be approximately $   ), will total
approximately $     million.

  The following table summarizes the Company's intended uses of the net proceeds of the Offering:

   USE                                                         AMOUNT   PERCENT
   ---                                                         ------   -------
   Fund mortgage loans...................................... $1,000,000
   Expand Branch Network....................................    500,000
   Expand mortgage banking operations in Puerto Rico........    500,000
   Telemarketing and advertising............................    500,000
   Upgrade information systems..............................    300,000
   Repay indebtedness.......................................    810,000
   Working capital..........................................
                                                             ----------
     Total.................................................. $          100.00%

  The indebtedness to be repaid with a portion of the proceeds consists of an aggregate principal amount of $778,000 unsecured subordinated debentures, with an interest rate of 14% per year. Of this amount, $278,000 principal amount of the debentures, plus interest, is payable to a corporation owned by Steven Latessa, Cary Wolen and the Estate of Anthony Saffiotti. In addition, personal guarantees of Messrs. Latessa and Wolen under the Company's Warehouse Facility and an equipment lease are expected to be released upon consummation of this Offering.

  If the Underwriters exercise the over-allotment option in full, the Company
will receive additional net proceeds of $         from the sale of the 165,000
shares by the Company, which will be added to working capital.

  The Company is dependent upon the proceeds of this Offering to implement its business strategy and finance its working capital requirements. Based on the Company's currently proposed plans and assumptions relating to the implementation of its business strategy, the Company anticipates that the net proceeds of this Offering will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this Offering. In the event that the Company's plans change or its assumptions prove to be inaccurate (due to unanticipated expenses, difficulties, delays or otherwise) or the proceeds of this Offering otherwise prove to be insufficient to fund the implementation of the Company's business strategy and working capital requirements, the Company could be required to seek additional financing. Exact application of the net proceeds and timing of use will vary depending upon numerous factors, including market and competitive issues. Due to the number and variability of factors that may effect the Company's use of the net proceeds, the Company will retain significant discretion over the actual application of the net proceeds. Accordingly, there can be no assurance that actual application will not vary substantially from the Company's current expectation.

  Pending use for the purposes specified above or otherwise, the net proceeds received by the Company in the Offering may be invested in short-term, investment grade, interest bearing securities.

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on its Common Stock since its inception (except that prior to December 31, 1996, Mortgage Plus made S corporation distributions to its then existing stockholders) and does not currently anticipate paying dividends on its Common Stock in the foreseeable future. Since the Company conducts substantially all of its operations through its subsidiary, Mortgage Plus, the Company's ability to pay dividends is also dependent upon the ability of Mortgage Plus to make cash distributions to the Company. The Warehouse Facility (which is with Mortgage Plus) provides that Mortgage Plus may declare and pay dividends provided that the payment of such dividends will not result in a violation of the financial covenants of the Warehouse Facility.

                                   DILUTION

  As of June 30, 1997, the Company had a net tangible book value of approximately $385,963 (or $0.10 per share) of Common Stock outstanding. Net tangible book value equals the tangible net worth of the Company (tangible assets less total liabilities) divided by the aggregate number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 1,100,000 shares of Common Stock offered hereby at an assumed initial public
offering price of $     per share and the application of the net proceeds
therefrom, the pro forma net tangible book value of the Company as of June 30,
1997, would be approximately $          (or $     per share). This represents
an immediate increase in pro forma net tangible book value of $     per share
to current stockholders and an immediate dilution of $     per share to new
investors. The following table illustrates this per share dilution:

   Assumed initial public offering price...........................       $
                                                                          ---
     Net tangible book value before offering....................... $
                                                                    -----
     Increase attributable to new investors........................
                                                                    -----
   Pro forma net tangible book value after offering................
                                                                          ---
   Dilution to new investors.......................................       $
                                                                          ---

  The following table sets forth, as of June 30, 1997, the difference between the existing stockholders of the Company and the new investors with respect to the aggregate number of shares of Common Stock purchased from the Company, the total cash consideration paid and the average cash price per share paid:

                                                   TOTAL CASH
                         SHARES PURCHASED      CONSIDERATION PAID   AVERAGE
                         --------------------  ------------------  CASH PRICE ---
                          NUMBER      PERCENT    AMOUNT   PERCENT  PER SHARE
                         ---------    -------  ---------- -------  ----------
Existing stockholders... 4,000,000(1)  78.43%  $1,000,000       %    $0.25
New Investors........... 1,100,000     21.57%  $                %    $
                         ---------    ------   ---------- ------
    Total............... 5,100,000    100.00%  $          100.00%
                         =========    ======   ========== ======

--------
(1) Does not reflect an additional 28,000 shares issued in July 1997.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of June 30, 1997 and as adjusted to give effect to the sale by the Company of 1,100,000 shares of Common Stock at an assumed public offering
price of $   per share, and the application by the Company of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus.

                                                            JUNE 30, 1997
                                                       ------------------------
                                                                        AS
                                                         ACTUAL     ADJUSTED(1)
                                                       -----------  -----------
Debt:
 Warehouse lines of credit............................ $ 9,244,663  $9,244,663
 Subordinated debt....................................     778,000         --
 Notes payable........................................     118,384     118,384
 Obligation under capital lease.......................     235,210     235,210
                                                       -----------  ----------
Total Debt............................................ $10,376,257  $9,598,257
Stockholders' equity:
 Preferred stock, $.01 par value, 1,000,000 shares au-
  thorized and
  none issued (2).....................................         --          --
 Common stock, $.01 par value, 20,000,000 shares au-
  thorized, 4,000,000 shares outstanding, actual and
  5,100,000 shares outstanding, as adjusted...........      40,000      51,000
 Additional paid-in-capital...........................     905,903
 Accumulated deficit..................................    (518,440)   (518,440)
 Total stockholders' equity...........................     427,463
                                                       -----------  ----------
    Total capitalization.............................. $10,803,720  $
                                                       ===========  ==========

--------
(1) Adjusted for the sale of 1,100,000 shares of Common Stock and application of the estimated net proceeds therefrom as described under "Use of Proceeds."
(2) See "Description of Securities" for description of the relative rights of the Preferred Stock and Common Stock.

                            SELECTED FINANCIAL DATA

  The selected financial data presented below under the caption "Statement of Operations Data" and "Balance Sheet Data" for and as of the end of each of the periods indicated are derived from the financial statements of the Company appearing elsewhere herein. The information set forth below should be read in conjunction with such financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data presented below as of and for the six months ended June 30, 1996 and 1997 are unaudited; however, in the opinion of the Company, all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the results of such periods, have been included. The results of operations for the six months ended June 30, 1997 may not be indicative of results of operations to be executed for the full year ending December 31, 1997.

                             YEAR ENDED DECEMBER 31        SIX MONTHS ENDED
                            -------------------------  -------------------------
                                                                      JUNE 30,
                               1995          1996      JUNE 30, 1996    1997
                            -----------  ------------  ------------- -----------
                                                        (UNAUDITED)  (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenue...................  $ 2,982,922  $  5,970,675   $ 2,586,089  $ 4,081,723
Commissions, wages and
 benefits.................    1,667,553     3,715,169     1,485,815    2,308,288
Selling and administra-
 tive.....................    1,696,158     1,770,894       773,436    1,194,961
Interest expense..........      220,524       707,952       359,421      438,405
Net (Loss) Income.........     (601,313)     (223,340)      (32,583)     140,069
Net (Loss) Income Per
 Share....................         (.16)         (.06)         (.01)         .03
Weighted Average Number of
 Shares Outstanding.......    3,853,319     3,853,319     3,853,319    4,027,300
OPERATING STATISTICS:
Mortgage originations
  Conventional............  $48,366,929  $ 48,102,840   $23,797,696  $22,879,138
  FHA/VA..................    5,323,313    24,810,101    11,658,600   16,966,540
  Sub-Prime...............    4,284,375    35,290,148    16,308,520   26,958,160
                            -----------  ------------   -----------  -----------
    Total.................  $57,974,617  $108,203,089   $51,764,816  $66,803,838
Number of Loans...........          503         1,073           572          713
Average Principal Balance.  $   115,257  $    100,841   $    90,497  $    93,694

                            AS OF DECEMBER 31, 1996         AS OF JUNE 30, 1997
                            -----------------------         -------------------
BALANCE SHEET DATA:
Mortgage loans held for
sale.......................       $10,535,994                   $12,049,043
Total assets...............        11,447,525                    13,501,388
Borrowings.................         9,977,145                    10,376,257
Stockholders' equity.......           287,394                       427,463

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the preceding Selected Financial Data and the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus.

GENERAL

  Overview. The Company's revenues are generated from the fees it charges borrowers on the origination of mortgage loans, the premiums paid by institutional investors when they purchase the loans from the Company and interest earned during the period (generally less than 30 days) the loan is held for sale to institutional investors. The fees charged by the Company to its borrowers in connection with the origination of the loans and the premium on sales of loans to third parties, less transaction costs associated with origination of the loans, are categorized as mortgage origination revenue and are recognized when the loans are sold. The Company sells all of its mortgage loans (together with servicing rights) to institutional investors, usually on a non-recourse basis, in most instances within 30 days of origination. By selling its mortgages to institutional investors on a "servicing-released" basis, the Company avoids the administrative and collection expenses of managing a servicing portfolio, and is not faced with foreclosures, delinquencies and re-acquiring and disposing of residential real estate. The Company does not sell mortgage loans in "securitization" transactions, but rather sells loans to financial institutions, either on a pooled or individual "whole-loan" basis, at fixed prices on a non-recourse basis.

MORTGAGE ORIGINATIONS

  The following table summarizes the Company's mortgage loan originations for the periods shown.

                               YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                         ------------------------------------ -------------------------
                            1994        1995         1996         1996         1997
                         ----------- ----------- ------------ ------------ ------------
CONVENTIONAL LOANS:
 Volume................. $43,293,573 $48,366,929 $ 48,102,840 $ 23,797,696 $ 22,879,138
 Percentage of total
  volume................      100.0%       83.4%        44.5%        46.0%        34.2%
FHA/VA LOANS:
 Volume.................         --  $ 5,323,313 $ 24,810,101 $ 11,658,600 $ 16,966,540
 Percentage of total
  volume................         --         9.2%        22.9%        22.5%        25.4%
SUB-PRIME LOANS:
 Volume.................         --  $ 4,284,375 $ 35,290,148 $ 16,308,520 $ 26,958,160
 Percentage of total
  volume................         --         7.4%        32.6%        31.5%        40.4%
TOTAL LOANS:
 Volume................. $43,293,573 $57,974,617 $108,203,089 $ 51,764,816 $ 66,803,838
 Number of Loans........         329         503        1,073          572          713
 Average Loan Size...... $   131,591 $   115,257 $    100,841 $     90,497 $     93,694

  The Company increased its mortgage loan origination volume to $108.2 million during 1996 from $58 million during 1995, an increase of 87%. This increase in mortgage loan origination volume was primarily due to the expansion of the Company's Missouri operations, which accounted for $27.6 million of mortgage originations in 1996 compared to $5.9 million in 1995 and the growth in most areas where the Company does business of "B/C" and FHA/VA loan originations.

  For the year ended December 31, 1996 and for the six months ended June 30, 1997, the Company sold 59% and 55%, respectively, of the mortgage loans it originated (by volume) to three institutional investors and two institutional investors, respectively. One of the investors in each of these periods was the same.

RESULTS OF OPERATIONS

 Six Months Ended June 30, 1997 Compared to the Six Months Ended June 30, 1996

  Total revenues increased $1.5 million, or 58%, to $4.1 million for the six months ended June 30, 1997 from $2.6 million for the six months ended June 30, 1996. During the same period, the Company's total expenses increased $1.3 million, or 51%, to $3.9 million from $3.6 million. As a result, the Company recorded net income of $140,000, or $.03 per share, for the six months ended June 30, 1997 compared to a net loss of $33,000, or $.01 per share, for the six months ended June 30, 1996.

  Revenues. The following table sets forth the components of the Company's revenues for the periods shown.

                                                       SIX MONTHS ENDED JUNE 30,
                                                       -------------------------
                                                           1996         1997
                                                       ------------ ------------
   Revenues:
    Mortgage origination.............................  $  2,230,994 $  3,637,834
    Interest earned..................................       355,095      443,889
                                                       ------------ ------------
     Total Revenues..................................  $  2,586,089 $  4,081,723
                                                       ============ ============

  Mortgage origination revenue increased $1.4 million, or 63%, to $2.6 million for the six months ended June 30, 1997 from $2.2 million for the six months ended June 30, 1996. This increase was primarily the result of the increased amount of mortgage loans originated through the Company's "B/C" Lending Division, which typically generate higher mortgage origination revenue than an "A" credit-rated mortgage loan. The Company, and the mortgage industry generally, charge higher fees on "B/C" credit-rated mortgage loan originations as these loans require greater processing and underwriting time and also greater underwriting risk as compared to an "A" credit-rated mortgage loan.

  Interest earned increased $89,000, or 25%, to $444,000 for the six months ended June 30, 1997 from $355,000 for the six months ended June 30, 1996. The increase in interest earned was primarily due to a higher aggregate balance of loans held for sale during the six months ended June 30, 1997, resulting from an increased volume of loan originations during this period, and a higher balance of loans held for sale at the beginning of this period as compared to the corresponding period in 1996.

  Expenses. The following table sets forth the components of the Company's expenses for the periods shown.

                                                      SIX MONTHS ENDED JUNE 30,
                                                      -------------------------
                                                          1996         1997
                                                      ------------ ------------
   Expenses:
    Commissions, wages and benefits.................. $  1,485,815 $  2,308,288
    Selling and administrative.......................      773,436    1,194,961
    Interest expense.................................      359,421      438,405
                                                      ------------ ------------
     Total Expenses.................................. $  2,618,672 $  3,941,654
                                                      ============ ============

  Commissions, wages and benefits increased $800,000, or 55%, to $2.3 million for the six months ended June 30, 1997 from $1.5 million for the six months ended June 30, 1996. The increase in commission, wages and benefits was primarily due to an increase in sales staff and administrative personnel required to process the increased volume of mortgage loan originations. As of June 30, 1997, the Company had 103 employees as compared to 81 employees as of June 30, 1996, an increase of 27%. Included within commissions, wages and benefits for the six months ended June 30, 1997 was $30,000 attributable to new branch start-up expenses, as compared to $221,000 in new branch start up expenses during the same period in 1996. During the six months ended June 30, 1997, the Company opened two new branches, compared to four new branches during the six months ended June 30, 1996. As a percentage of revenue, commissions, wages and benefits represented 57.5% and 56.6% for the six months ended June 30, 1996 and 1997, respectively.

  Selling and administrative expense, which consists of occupancy, advertising, promotion, telephone and other expenses, increased $400,000, or 50%, to $1.2 million for the six months ended June 30, 1997 from $800,000 for the six months ended June 30, 1996. The increase in selling and administrative expense was primarily due to expenses incurred in connection with the expansion of telemarketing operations. Included within selling and administrative expense for the six months ended June 30, 1997 was $31,000 attributable to new branch start up expenses, as compared to $150,000 for the same period in 1996. As a percentage of revenue, selling and administrative expense represented 29.9% and 29.3% for the six months ended June 30, 1996 and 1997, respectively.

  Interest expense increased $79,000, or 22%, to $438,000 for the six months ended June 30, 1997 from $359,000 for the six months ended June 30, 1996. The increase in interest expense was attributable to the interest costs on borrowings by the Company to fund the higher balance of loans originated during the 1997 period and a higher balance of loans held for sale at the beginning of the period. The Company also incurred $31,000 of interest expense related to $778,000 of subordinated debt in the six months ended June 30, 1997. The subordinated debt was not outstanding during 1996. As a percentage of revenue, interest expense represented 13.9% and 10.7% for the six months ended June 30, 1996 and 1997, respectively.

 Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995.

  Total revenues increased $3.0 million, or 100%, to $6.0 million for the year ended December 31, 1996 from $3.0 million for the year ended December 31, 1995. During the same period, the Company's total expenses increased $2.6 million, or 73%, to $6.2 million from $3.6 million. As a result, the Company's net loss decreased by 63% from $601,000 ($.16 per share) for the year ended December 31, 1995 to $223,000 ($.06 per share) for the year ended December 31, 1996. The Company incurred large expenses in both 1996 and 1995 related to the expansion of its Branch Network and the introduction of "B/C" credit-rated mortgage loans. These activities and related expenses were the primary contributor to the Company's losses in 1996 and 1995.

  Revenues. The following table sets forth the components of the Company's revenues for the periods shown.

                                            YEAR ENDED DECEMBER
                                                    31,
                                           ---------------------
                                              1995       1996
                                           ---------- ----------
       Revenues:
        Mortgage origination.............  $2,821,414 $5,307,353
        Interest earned..................     161,508    663,322
                                           ---------- ----------
         Total Revenues..................  $2,982,922 $5,970,675
                                           ========== ==========

  Mortgage origination revenue increased $2.5 million, or 88%, to $5.3 million for the year ended December 31, 1996 from $2.8 million for the year ended December 31, 1995. The increase was primarily attributable to substantial increases in "B/C" and FHA/VA mortgage originations during the 1996 period.

  Interest earned increased $502,000, or 311%, to $663,000 for the year ended December 31, 1996 from $161,000 for the year ended December 31, 1995. The increase in interest earned was primarily due to a higher average balance of loans held for sale throughout the year ended December 31, 1996 which resulted from the increased loan origination volume during such period, and a higher balance of loans held for sale at the beginning of such period as compared to the corresponding period in 1995.

  Expenses. The following table sets forth the components of the Company's expenses for the periods shown.

                                           YEARS ENDED DECEMBER
                                                    31,
                                           ---------------------
                                              1995       1996
                                           ---------- ----------
       Expenses:
        Commissions, wages and benefits..   1,667,553  3,715,169
        Selling and administrative.......   1,696,158  1,770,894
        Interest expense.................     220,524    707,952
                                           ---------- ----------
         Total Expenses..................  $3,584,235 $6,194,015
                                           ========== ==========

  Commissions, wages and benefits increased $2.0 million, or 123%, to $3.7 million for the year ended December 31, 1996 from $1.7 million for the year ended December 31, 1995. The increase in commissions, wages and benefits was primarily due to an increase in sales staff and administrative personnel required to process the increased volume of mortgage loan originations. As of December 31, 1996, the Company had 103 employees as compared to 62 employees as of December 31, 1995. Included within commissions, wages and benefits for the year ended December 31, 1996 was $331,000 attributable to new branch start-up expenses, as compared to $401,000 in new branch start-up expenses for the year ended December 31, 1995. During the period ended December 31, 1996, the Company opened five new branches, including two in Missouri, two in New York and one in Puerto Rico, compared to two new branches in the year ended December 31, 1995, including one in New Jersey and one in Missouri. As a percentage of revenue, commissions, wages and benefits represented 55.9% and 62.2% for the years ended December 31, 1995 and 1996, respectively.

  Selling and administrative expense, which consists of occupancy, marketing, supplies, selling and other expenses, increased $100,000, or 4%, to $1.8 million for the year ended December 31, 1996 from $1.7 million for the year ended December 31, 1995. Included within selling and administrative expense for the years ended December 31, 1996 was $225,000 attributable to new branch start up expenses, as compared to $86,000 for the year ended December 31, 1995. As a percentage of revenue, selling and administrative expense represented 56.9% and 29.7% for the years ended December 31, 1995 and 1996, respectively.

  Interest expense increased $487,000, or 221%, to $708,000 for the year ended December 31, 1996 from $221,000 for the year ended December 31, 1995. The increase in interest expense was attributable to the interest costs on borrowings by the Company to fund the higher balance of loans originated during the year ended December 31, 1996 and a higher balance of loans held for sale at the beginning of the period. As a percentage of revenue, interest expense represented 7.4% and 11.9% for the years ended December 31, 1995 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary operating cash requirements include the funding or payment of: (i) loan originations; (ii) interest expense incurred on borrowings under its Warehouse Facility; (iii) capital expenditures; (iv) personnel and commission costs; and (v) other operating and administrative expenses. The Company generates cash flow from fees received from its borrowers for mortgage originations, the sale of mortgage loans into the secondary market and interest income on loans held for sale.

  Since July, 1993, the Company has maintained the Warehouse Facility with a commercial bank. This credit facility expires on December 31, 1997 and is generally renewable on an annual basis. This credit facility currently has a maximum borrowing limit of $12 million. All borrowings under the Warehouse Facility are secured by the mortgage loans originated by the Company through this facility. The Warehouse Facility is guaranteed by Steven Latessa and Cary Wolen. The Company is required to comply with various operating and financial covenants as defined in the Warehouse Facility including, but not limited to, maintenance of certain financial ratios and minimum tangible net worth. The Company has received a waiver from the commercial bank of the minimum tangible net worth requirement as of December 31, 1996 and a modification for future periods which allows the Company to include its subordinated debt in the calculation of tangible net worth. The continued availability of funds provided under the Warehouse Facility is subject to the Company's compliance with the modified covenants. The Company expects to renew or replace the Warehouse Facility when the current term expires.

  On October 7, 1996 the Company entered into a Mortgage Loan Warehousing and Security Agreement with another commercial bank. This credit facility was for a maximum borrowing limit of $6 million. All borrowings under this credit facility were secured by the mortgage loans originated by the Company through this facility. The Mortgage Loan Warehousing and Security Agreement was guaranteed by Messrs. Latessa and Wolen. The Company was required to comply with various operating and financial covenants as defined in the Mortgage Loan Warehousing and Security Agreement including, but not limited to, maintenance of certain financial ratios and a minimum tangible net worth. As with the Warehouse Facility, the Company was not in compliance with the net worth covenant at December 31, 1996. The commercial bank notified the Company on May 16, 1997 that new loans would not be added to this warehouse line of credit subsequent to June 15, 1997 and that this warehouse line of credit could not be utilized subsequent to August 15, 1997. The Company has repaid all amounts under this credit facility. The Company does not believe the unavailability of this warehouse line of credit has had an impact on the Company's ability to originate and sell mortgage loans due to the amount of credit available under the $12 million Warehouse Facility. See "Risk Factors--Dependence on Warehouse Financing; Prior Default under Warehouse Financing."

  The Company's business requires continual access to short-term sources of funds. While management believes that it has sufficient funds to finance its operations and that it will be able to refinance or otherwise repay its debt in the normal course of business, there can be no assurance that the Warehouse Facility can be extended or that funds generated from operations will be sufficient to satisfy such obligations. Future financing may involve the issuance of debt or equity securities. The Company's cash requirements may be significantly influenced by possible acquisitions or strategic alliances, although no particular acquisition or strategic alliance has been agreed upon or become the subject of any letter of intent or agreement in principle.

  In the first quarter of 1997, the Company borrowed $778,000, of which $278,000 was borrowed from SWL, Inc., a corporation controlled by Messrs. Latessa, Wolen and the Estate of Anthony Saffiotti. The borrowings were in the form of unsecured subordinated debentures bearing an interest rate of 14% per year, payable quarterly in arrears, with the final payment due on March 31, 1998. These loans were made for general working capital purposes. Interest through March 31, 1998 on $400,000 of the loan (which does not include the $278,000 borrowed from SWL, Inc.) was prepaid in July 1997 through the issuance of 28,000 shares of Common Stock. The Company intends to use approximately $810,000 of the proceeds of this Offering to repay these loans, with accrued interest.

  In December 1996, the Company sold an aggregate of 500,000 shares of its Common Stock at $2.00 per share, of which 450,000 shares were sold to Melville Ventures & Associates, L.P., an investment partnership, and 50,000 shares were sold to two additional investors.

  The Company expects to increase its production of mortgage loan originations through, among other things, increased advertising and promotion, expanded telemarketing capabilities and continued expansion into new markets. This anticipated increase in mortgage loan originations is expected to be funded by additional borrowings under the Warehouse Facility and one or more new borrowing arrangements which the Company believes it will be able to effect following the Offering. To the extent that additional borrowings under the Warehouse Facility or other arrangements are not available on satisfactory terms, the Company will explore alternative means of financing, including raising capital through additional offerings of securities.

ACCOUNTING PRONOUNCEMENTS--SFAS 128

  In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." SFAS 128 is effective for periods ending after December 15, 1997 and establishes standards for computing and presenting EPS for entities with publicly held common stock and common stock equivalents. The statement simplifies the computations of EPS that were previously found in APB Opinion No. 15 "Earnings Per Share" and replaces primary EPS with basic EPS and fully diluted EPS with diluted EPS. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if all dilutive potential common stock outstanding were converted. This statement requires a reconciliation of the numerator and denominator of the two EPS calculations and the restatement of all prior period EPS data presented after adoption. The Company does not anticipate that the impact of SFAS 128 will have a material effect on its financial statements.

                                   BUSINESS

GENERAL

  The Company, through its wholly owned subsidiary, Mortgage Plus, is a full service retail mortgage banking company providing a broad range of residential Mortgage Products (including first mortgages, home equity loans and second mortgages) to (i) prime, or "A" credit borrowers who qualify for conventional mortgages (including loans which conform to the standards of certain institutional investors, such as Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC")), (ii) borrowers who are classified as sub-prime, or "B/C" credit, borrowers, and (iii) borrowers who qualify for mortgages insured by the Federal Housing Administration ("FHA") or guaranteed by the Veterans Administration ("VA"). The Company is headquartered in Long Island, New York and has a total of 14 retail branches (the "Branch Network") in eight states, including Arkansas
(1), Connecticut (1), Florida (1), Illinois (1), Missouri (3), New Jersey (1), New York (4) and Pennsylvania (1), and the Commonwealth of Puerto Rico (1). The Company is also a licensed mortgage banking company in six additional states and anticipates becoming licensed in 11 additional states during the fourth quarter of 1997.

  From the Company's inception in 1987 until mid-1994, the Company operated as a licensed mortgage broker, principally in New York. Since obtaining its mortgage banking license in New York in 1994, the Company has grown significantly, originating $43.3 million, $58.0 million and $108.2 million of mortgage loans for the years ended December 31, 1994, 1995 and 1996, respectively. For the six months ended June 30, 1997, the Company originated $66.8 million of mortgage loans. This growth has been due primarily to the Company's expansion into additional geographic markets, the Company's focus, since mid-1996, on mortgage products for "B/C" credit-rated borrowers and a substantial increase in loans to FHA/VA borrowers. The Company's "B/C" and FHA/VA loan volume has grown steadily since 1995, with loans to "B/C" borrowers accounting for 40.4%, of the Company's total loan origination volume for the six months ended June 30, 1997, compared to 7.4% for the year ended December 31, 1995, and loans to FHA/VA borrowers accounting for 25.4% of the Company's total loan origination volume for the six months ended June 30, 1997, compared to 9.2% for the year ended December 31, 1995.

  The Company is an active originator of prime, sub-prime and FHA/VA residential first mortgages in its markets to individual borrowers on a retail basis. Loan officers within the Branch Network deal directly with mortgage customers who are initially identified through telemarketing operations, advertising, direct mail, promotional materials and educational seminars or who are referred by local real estate agents, builders, accountants, financial planners, attorneys and mortgage brokers.

  The growth of the Company's mortgage lending to "B/C" credit borrowers reflects (i) the Company's focus on such customers since mid-1996, (ii) the Company's prompt and responsive service to its customers, (iii) the demand for sub-prime mortgage products, (iv) the availability to the Company of capital for these mortgage banking products in the form of warehouse lines of credit, and (v) the development, on an industry-wide basis, of a large secondary market of institutional investors who compete to purchase mortgages from the Company and other mortgager originators. Most "B/C" credit borrowers have impaired credit, although "B/C" credit borrowers also include individuals whose credit histories are not adverse but are seeking an expedited mortgage process or persons such as the self-employed, who have difficulty verifying their income. The Company expects that "B/C" credit-rated loans will become an even greater portion of its total loan originations since such loans, have generated greater revenue to the Company than "A" credit-rated loans. Furthermore, the Company believes that the demand for loans by "B/C" credit borrowers is less sensitive to general levels of interest rates or home sales and therefore less cyclical than demand for loans by "A" credit-rated borrowers. Nevertheless, the Company's "B/C" mortgage lending activities are subject to significant risks, including risks related to the competition from an increasing number of lenders who are also seeking "B/C" credit borrowers (see "Risk Factors--Competition"), and the risks associated with lending to credit impaired borrowers (see "Risk Factors--Risks of Loan Delinquencies and Defaults").

  For the year ended December 31, 1996, the Company had revenues of $6.0 million, compared to $3.0 million for the year ended December 31, 1995. For the six months ended June 30, 1997, the Company's revenues were $4.1 million compared to $2.6 million for the six months ended June 30, 1996. The Company's revenues are generated from the fees it charges borrowers on the origination of mortgage loans, the premiums paid by institutional investors when they purchase the loans from the Company and interest earned during the period (generally less than 30 days) the loans are held for sale to institutional investors. The Company does not sell mortgage loans in "securitization" transactions, but rather sells loans either on an individual "whole loan" basis or pooled in groups to financial institutions at fixed prices, usually on a non-recourse basis for a cash premium. The Company sells its mortgages to institutional investors on a "servicing-released" basis, i.e. the purchaser assumes the obligations of servicing, the loan and thereby avoids the administrative expenses of managing a servicing portfolio, and the associated foreclosures, delinquencies and resale of residential real estate.

GROWTH STRATEGY

  The Company's growth strategy includes the following elements:

  . Increasing mortgage originations to sub-prime borrowers through recruiting experienced loan officers, increasing telemarketing and direct mail to target audiences;

  . Expanding the Company's operations in the Commonwealth of Puerto Rico through developing strategic alliances with financial institutions and mortgage bankers and brokers; and

  . Expanding the Company's geographic coverage for mortgage originations generally, through additions to the Branch Network, through developing strategic alliances with financial institutions, mortgage bankers and brokers and possible acquisitions.

PRODUCTS AND SERVICES

  The Company offers, through its Branch Network currently consisting of 14 offices, a broad array of mortgage products to "A" credit-rated borrowers, the borrower who can qualify for an FHA/VA mortgage, or individuals seeking home mortgages who are classified as "B/C" credit-rated, or sub-prime, borrowers. The Company's mortgage products include fixed rate and adjustable rate loans for the purchase and/or refinancing of residential properties.

  Loan Originations to Borrowers. The Company's mortgage products are designed to respond to consumer needs and competitive factors as well as the requirements mandated by prospective purchasers of these loans. These products include fixed-rate 15-year and 30-year mortgages offered in several formats. The Company also offers various adjustable rate mortgages ("ARMS"), including loans with balloon payments and various amortization schedules. Accordingly, some loans may have relatively short maturity dates (such as five or seven years) with longer amortization schedules (such as 25 to 30 years). Applicants have a choice of electing to "lock-in" their interest rates as of the application date or thereafter or to accept a prevailing interest rate at closing. A prevailing interest rate is subject to change in accordance with market interest rate fluctuations and is set by the Company three to five days prior to closing.

  The Company's mortgage products are tailored (with varying down payment requirements, loan-to-value ratios ("LTV") and interest rates) based upon the borrower's particular credit classification and the borrower's willingness or ability to meet varying income documentation standards. These document standards include the full income documentation program pursuant to which a prospective borrower's income is evaluated based on tax returns, W-2 forms and pay stubs; the limited income documentation program pursuant to which a prospective borrower's income is evaluated based on bank statements and profit and loss statements; the stated income program pursuant to which a prospective borrower's employment, rather than income, is verified; or the no ratio loan program pursuant to which a prospective borrower's credit history and collateral values, rather than income or employment, are verified. These loan variations give the Company the flexibility to loan funds to a wider range of borrowers.

  Mortgages Insured or Guaranteed by Government Agencies. The Company has been designated by the U.S. Department of Housing and Urban Development ("HUD") as a direct endorser of loans insured by the

FHA and an automatic endorser of loans partially guaranteed by the VA, and can offer FHA or VA mortgages to qualified borrowers. As a direct or automatic endorser, the Company can originate loans insured or guaranteed by those agencies without prior approval. Generally, FHA and VA mortgages are available to borrowers with low/middle incomes and impaired credit classifications for properties within a specific price range. FHA mortgages must be underwritten within specific governmental guidelines, which include income verification, borrower asset, borrower credit worthiness, property value and property condition. Because these guidelines require that borrowers seeking FHA-insured mortgages submit more extensive documentation and the Company perform a more detailed underwriting of the mortgage than prime credit mortgages, the Company's origination fees for these mortgages are generally higher than a comparable sized mortgage from a prime credit-rated borrower. FHA/VA loans are available on terms of fifteen or thirty years.

  The Company also offers Title I home improvement loans, representing loans to homeowners, a portion of which is guaranteed by the FHA, for the purpose of certain pre-qualified home improvements.

  FNMA/FHLMC Mortgages. The Company offers mortgage products that conform to the underwriting guidelines of FNMA and FHLMC. Although the Company does not currently sell these mortgages directly to FNMA and FHLMC, the Company attempts to conform substantially all of the conventional loans which it originates to their guidelines because they are readily marketable to institutional investors.

 Sales of Mortgage Loans

  The Company follows a strategy of selling for cash, generally within 30 days following the date of a mortgage origination, all of the loans it originates (and related servicing rights) to institutional investors, usually on a non-recourse basis. This strategy allows the Company to (i) generate cash revenues (which includes, in most cases, a premium over the face amount of the loans to be sold), (ii) reduce the Company's exposure to interest rate fluctuations, and (iii) substantially reduce any potential expense or loss in the event the loan goes into default after the first month of its origination. The non-recourse nature of the Company's loan sales does not, however, entirely eliminate the Company's default risk since the Company may be required to repurchase a loan from the investor or indemnify an investor if the borrower fails to makes its first mortgage payment or if the loan goes into default and the Company is found to be negligent in uncovering fraud in connection with the loan origination process.

SPECIFIC CLASSIFICATIONS OF VARIOUS MORTGAGE LOANS

  Mortgage loans are classified by the Company according to a number of factors related to the borrower and to the underlying property to be financed. These factors are based on government, industry and institutional standards and experience, and are widely employed by mortgage lenders as well as mortgage investors in the secondary trading market. Government agencies classify mortgage loans in order to assess those which qualify for certain government-sponsored programs and enable purchasers of mortgages to resell them in the form of asset-backed securities. These classifications help create and maintain a substantial liquid secondary market for these financial assets. This liquidity in turn ensures that lenders and borrowers will be able to access the mortgage market.

  The Company's underwriters follow guidelines established by various government agencies and institutional investors. Loan applications are classified according to certain characteristics such as collateral, loan size, various debt ratios, LTV, credit history and term of the loan. Loan applicants with less than favorable credit ratings may be offered loans with higher interest rates, lower LTV ratios, and higher origination fees than applicants with more favorable credit ratings. These higher fees reflect the somewhat higher risks associated with these loans.

  The Company has established classifications with respect to the credit profiles of loans to sub-prime borrowers based on certain of the applicant's characteristics. Each applicant for a sub-prime loan is placed into one of three letter credit risk categories, credit grade "A" through "C." Ratings are based upon a number of factors, including the applicant's credit history, the value of the property and the applicant's employment status, and are subject to the discretion of the Company's underwriting staff. Terms of loans made by the Company, as well as the maximum LTV and debt service-to-income coverage (calculated by dividing fixed monthly debt payments by gross monthly income), vary depending upon the classification of the borrower. Borrowers with lower credit ratings generally pay higher interest rates and loan origination fees.

  The general criteria currently used by the Company's underwriting staff in classifying "B/C" credit-rated loan applicants are as set forth below.

                  UNDERWRITING CRITERIA FOR SUB-PRIME LENDING


                               "A" RISK              "B" RISK               "C" RISK
                               --------              --------               --------
General Repayment.......  Has repaid          Has generally repaid   May have experienced
                          installment or      installment or credit  significant past
                          revolving debt      problems               credit problems
Existing mortgage loans.  Current at          Current at             May not be current at
                          application time    application time and   application time and
                          and a maximum of    a maximum of three     a maximum of four 30-
                          two 30-day late     30-day late payments   day late payments and
                          payments in the     in the last 12 months  one 60-day late
                          last 12 months                             payment in the last
                                                                     12 months
Non-mortgage credit.....  Minor derogatory    Some prior defaults    Significant prior
                          items allowed with  allowed but major      delinquencies may
                          a letter of         credit or installment  have occurred, but
                          explanation; no     debt paid as agreed    major credit or
                          open collection     may offset some        installment debt paid
                          accounts or charge- delinquency; open      as agreed may offset
                          offs, judgments or  charge-offs,           some delinquency
                          liens               judgments or liens     obligations in the
                                              are permitted on a     future
                                              case-by-case basis
Bankruptcy filings......  Discharged more     Discharged more than   Discharged more than
                          than four years     two years prior to     one year prior to
                          prior to closing    closing and credit     closing and credit
                          and credit          reestablished          reestablished
                          reestablished
Debt service-to-income    Generally 45% or    Generally 45% or less  Generally 50% or less
 ratio..................  less
Maximum loan-to-value
ratio:
Owner-occupied..........  Generally 80% (or   Generally 80% (or      Generally 75% (or 80%
                          90%*) for a one-to  85%*) for a one-to     for first liens*) for
                          two-family          two-family residence   a one-to two-family
                          residence; 75% for                         residence; 65% for a
                          a condominium                              condominium; 60% for
                                                                     a three-to four-
                                                                     family residence
Non-owner-occupied......  Generally 70% for a Generally 70% for a    Generally 60% for a
                          one-to four-family  one-to two-family      one-to two-family
                          residence           residence              residence

--------
* On an exceptional basis

  The Company uses the foregoing credit grading criteria as guidelines only. On a case-by-case basis, the Company may determine that the prospective borrower warrants an exception. Exceptions may generally be allowed if the application reflects certain compensating factors such as loan-to-value ratio, debt ratio, length of employment and other factors. For example, a higher debt ratio may be acceptable with a lower loan-to-value ratio. Accordingly, the Company may classify in a more favorable credit grade category certain mortgage loans that, in the absence of such compensating factors, would satisfy only the criteria of a less favorable risk category.

MORTGAGE ORIGINATION

  The following table shows mortgage loan origination volume by type of loan for each of the three years ended December 31, 1994, 1995 and 1996 and six months ended June 30, 1996 and 1997.

                                                               SIX MONTHS ENDED JUNE
                               YEAR ENDED DECEMBER 31,                  30,
                         ------------------------------------ -----------------------
                            1994        1995         1996        1996        1997
                         ----------- ----------- ------------ ----------- -----------
CONVENTIONAL LOANS:
  Volume................ $43,293,573 $48,366,929 $ 48,102,840 $23,797,696 $22,879,138
  Percentage of total
   volume...............      100.0%       83.4%        44.5%       46.0%       34.2%
FHA/VA LOANS:
  Volume................         --  $ 5,323,313 $ 24,810,101 $11,658,600 $16,966,540
  Percentage of total
   volume...............         --         9.2%        22.9%       22.5%       25.4%
SUB-PRIME LOANS:
  Volume................         --  $ 4,284,375 $ 35,290,148 $16,308,520 $26,958,160
  Percentage of total
   volume...............         --         7.4%        32.6%       31.5%       40.4%
TOTAL LOANS:
  Volume................ $43,293,573 $57,974,617 $108,203,089 $51,764,816 $66,803,838
  Number of Loans.......         329         503        1,073         572         713
  Average Loan Size..... $   131,591 $   115,257 $    100,841 $    90,497 $    93,694

GEOGRAPHIC EXPANSION

  The Company has expanded its Branch Network from 7 branches in four states in December 1995, to 14 retail branch offices in 8 states and the Commonwealth of Puerto Rico as of the date hereof. The Company is currently licensed as a mortgage banking company and doing business in six additional states with applications to become licensed pending in an additional 11 states. The Company plans to continue the expansion of its Branch Network as opportunities present themselves. Additional branch offices will allow the Company to focus on developing contacts with individual borrowers, local brokers and referral sources, such as accountants, attorneys and financial planners, with a view toward expanding its direct consumer loan business. In addition, the Company's expansion strategy involves: (i) targeting cities where the population density and economic indicators are favorable for lending; and (ii) testing the target market prior to the establishment of a branch office, where local regulations permit, via newspaper, radio and direct mail advertising.

  New locations are carefully selected. Most are in close proximity to offices of prominent local realtors. All of the offices are operated under leases which have terms of less than 5 years and are managed by personnel either trained at the Company's headquarters in Syosset, New York or who possess prior industry experience. The amount of space under these leases is based on projected short to intermediate term needs, rather than committing Company resources for an excessively long term. New locations are carefully selected to provide either for contiguous in-state or related state expansion, while others are intended to accommodate new state licenses and/or new markets.

  The Company carefully evaluates several criteria as new offices are considered, including income trends, employment data, housing affordability, median sales prices of homes, single-family permits, local contacts, management availability, and other housing-related characteristics.

  Notwithstanding the Company's expansion of its Branch Network, substantially all of the mortgage loans originated by the Company for the six month period ended June 30, 1997 were to borrowers in New York, New Jersey and Missouri and the Company's origination business is likely to contain a high concentration in such areas for the foreseeable future.

  Puerto Rico. In November 1996, the Company opened a sales office in Puerto Rico, initially to originate loans to "A" credit-rated borrowers, and commenced sub-prime credit-rated mortgage originations in June 1997. It is anticipated that the majority of mortgage originations in Puerto Rico in the future will consist of loans to sub-prime credit-rated borrowers. These sub-prime credit-rated mortgage originations are essentially similar to the mortgage originations in the continental United States although the secondary market for sub-prime mortgages is not as developed as the market for these mortgages in the continental United States. The Company believes that Puerto Rico offers an opportunity for the Company to increase its sub-prime mortgage originations because Puerto Rico has high levels of home ownership and lack of competition from other lenders for sub-prime credit mortgages. Through September 30, 1997, the Puerto Rico office originated mortgage loans totaling $3,265,450.

  Expansion Through Strategic Alliances and Acquisitions. To date, the Company has expanded its loan origination capabilities through internal growth. However, in the future, it may also grow through creating strategic alliances with other retail mortgage lenders and through acquisitions. The Company believes that acquisitions will help the Company accelerate its pace of growth, and will enable the Company to realize significant economies of scale in the mortgage business. The Company will seek out candidates for alliances and/or acquisitions which operate in geographic and product areas that complement its existing business. As of the date of this Offering, the Company has not entered into any commitments for any strategic alliance or acquisition.

MARKETING AND SALES

  The principal target of the Company's marketing programs are residential home owners and home buyers. The Company uses a combination of direct marketing and third party contacts through real estate professionals, such as real estate brokers, attorneys, accountants, and financial planners to develop new business.

  The Company's marketing programs, at both the corporate and the branch office level, include market-sensitive advertising in key newspapers and other publications, public relations, promotional materials customized for consumers and real estate professionals, collateral materials supporting particular product promotions, educational seminars, trade shows, telemarketing, and sponsoring or promoting other special events. The Company also conducts seminars in conjunction with other real estate professionals, targeting potential home buyers. All of the Company's loan representatives, consisting of approximately 30 commissioned salespersons, support these activities with extensive personal contact.

 Telemarketing. In January, 1997, the Company formed its Retail/Telemarketing Division to solicit loans directly from prospective borrowers. The Company believes that the Retail/Telemarketing Division represents a significant opportunity to expand origination volume by marketing directly to borrowers. The division currently employs 20 telemarketers, who utilize telephone lists from various sources.

 Customer Service. A key element of the Company's marketing strategy, as well as its operational philosophy, is to provide outstanding service to its customers. The Company emphasizes promptness and professionalism in all its dealings with customers. The Company believes that its ability to quickly process loan applications provides an advantage over many banks, finance companies, other mortgage banking firms and mortgage brokers. The Company believes that its response to a potential mortgage customer, from the Company's receipt of a loan application to its issuance of a final lending commitment, is among the quickest in the industry. This capability, together with the breadth of the Company's product offerings, has enabled the Company to distinguish itself in a competitive market and thereby achieve growth in revenues and profits.

OPERATIONS

  Loan Approval Process. All loan applications are, depending on the type of loan sought, forwarded to either Syosset, New York or St. Charles, Missouri (for "A" credit-rated) or to Fairfield, New Jersey (for "B/C" credit-rated) for processing, underwriting and closing. This centralization allows the Company to maintain efficiency and uniformity in processing, as well as quality control over all such loans.

  The Company's review of a loan application and the related underwriting process leading to loan approval generally includes matters such as verification of an applicant's income and bank deposits, review of a credit report from a credit reporting agency, receipt of a preliminary title report, receipt of a real estate appraisal, verification of the accuracy of the applicant's information, and compliance with the Company's underwriting criteria and those of either FHA, VA and/or institutional investors. After underwriting approval of an "A" credit-rated loan, the Company issues a written loan commitment to the applicant which sets forth, among other things, the loan amount, interest rate, fees, funding conditions and approval expiration dates. After underwriting approval of a sub-prime credit-rated loan, the Company issues a pre-approval letter subject to completion of underwriting conditions.

  Loan Funding and Borrowing Arrangements. The Company's mortgage loan originations are funded by borrowings under the Warehouse Facility in the amount of $12 million, provided by a commercial bank. The Warehouse Facility expires on December 31, 1997, is renewable annually and is collateralized by specific mortgage loans held for sale. The Warehouse Facility requires the Company to repay the amount it borrows to fund a loan origination generally within 60 days after the loan is closed or when the Company receives payment from the sale of the funded loan, whichever occurs first. Until such sale closes, the Warehouse Facility provides that the funded loan is pledged to secure the outstanding borrowings.

  The amount outstanding under the Warehouse Facility at December 31, 1996 was $7,657,362 and at June 30, 1997 was $7,276,774. The interest rate on funds borrowed pursuant to the Warehouse Facility depends on the type of mortgage financed, and is based on the bank's prime rate minus 25 basis points for "A" credit-rated mortgage loans, and prime rate plus 25 basis points for sub-prime credit-rated loans. At June 30, 1997, interest ranged from 8.25% to 8.75%. The Warehouse Facility provides that the commercial bank fund 98% of the principal amount of "A" credit-rated loans and 95% of the principal amount of "B/C" credit-rated loans. The Warehouse Facility is personally guaranteed by Messrs. Latessa and Wolen and contains certain covenants requiring, among other things, maintenance of certain financial ratios and minimum tangible net worth as of December 31, 1996. In June, 1997, the Company received a waiver from the lender of the minimum tangible net worth requirement which was $900,000 at the time of default and modifications thereof. (See "Risk Factors--Dependence on Warehouse Financing; Prior Default under Warehouse Facility."). See "Use of Proceeds." The Company expects to be able to renew or replace the Warehouse Facility when its current terms expire.

  From October 1996 through June 1997, the Company had an additional $6 million warehouse line of credit with a commercial bank which was collateralized by specific mortgage loans held for sale. The amount outstanding under this warehouse line of credit at December 31, 1996 was $1,936,333 and at June 30, 1997 was $1,967,889. Interest was variable based on prime and was 8.5% at December 31, 1996. This warehouse line of credit was personally guaranteed by Messrs. Latessa and Wolen and contained certain covenants requiring, among other things, maintenance of certain financial ratios and minimum tangible net worth. The Company was not in compliance with minimum tangible net worth requirement at December 31, 1996. The bank notified the Company that it could not add new loans to the warehouse line of credit subsequent to June 15, 1997 and that the warehouse line of credit would be terminated subsequent to August 15, 1997. The Company subsequently paid off all amounts outstanding under this line of credit. The management of the Company does not believe that the unavailability of this warehouse line of credit has had an impact on the Company's ability to originate or sell mortgage loans due to the amount available under the Warehouse Facility.

  The Company continues to investigate and pursue alternative and supplementary methods of funding its operations through the public and private capital markets. There can be no assurances, however, that the Company will be successful in identifying these alternatives, or in consummating any such funding transactions with such alternative sources.

  Sale of Loans. The Company markets and sells loans it originates to various financial institutions, including, but not limited to, insurance companies, banks, savings and loans, finance companies and finance companies, in the secondary market. "A" credit-rated loans are sold individually or in small groups of less than 10 loans. Sub-prime, or "B/C" credit-rated loans are sold in pools of $1 to $2 million face amount of mortgages. Both "A" and "B/C" credit-rated loans are sold in privately-negotiated transactions. The Company is not required to deliver any preset amount of loans to any of its investors, and therefore does not have any fixed dollar commitments to any investor. However, the Company has arrangements with certain of its institutional investors that require the investor to purchase all loans which meet that investors guidelines for originating "A" credit-rated loans.

  The Company sells its loans to institutional investors with customary representations and warranties covering loans sold. The Company, may be required to repurchase loans pursuant to its representations and warranties. The Company also may be obligated to repurchase a loan if a default occurs within the first month following the date it was originated or if the loan documentation is alleged to contain fraudulent misrepresentations made by the borrower. To date, the Company has never been required to repurchase a loan. In addition, in certain circumstances, if a loan is repaid within the first 12 months of the sale of the loan, the Company may be responsible for a partial repayment of premiums. To date, the amount of premiums that had to be repaid in any year has been less than 1% of the Company's total revenue.

  Revenue Generated Upon Sale of the Loan. The Company's sale of mortgage loans, together with servicing rights, to institutional investors generates revenues based on the difference between the value of the loan to the investors (which includes a servicing release premium, which is typically between 1% and 2 1/2% of the mortgage's principal amount) and the Company's cost basis for such loan, which is generally the principal amount of the loan funded by the Company. The Company attempts to maximize its revenue on loan sales by closely monitoring institutional purchasers' requirements and focusing on originating the types of mortgage loans for which institutional purchasers tend to pay higher prices.

  The Company does not combine and sell its mortgage originations to investors in private placements or in public offerings as asset-backed securities.

  Quality Control. A significant element of the Company's quality control process is that the Company's underwriting personnel function independently of the Company's loan officers. The Company believes that the implementation and enforcement of its comprehensive underwriting guidelines and its quality control program are a significant element in the Company's ability to originate quality loans that are attractive to the secondary market. The Company's quality control process examines branch offices and approximately 10% of all loans that were originated in order to enhance the ongoing evaluation of the loan processing function. In conducting branch examinations, the quality control process reviews the loan applications for compliance with federal and state and any institutional lending standards, which may involve reverifying employment and bank information and obtaining separate credit reports and property appraisals. The quality control reports are submitted directly to an executive officer of the Company.

  The Company has a training program for its sales and loan production personnel through in-house classes which cover all aspects of making a loan. Supervisory and other key personnel at the various branch offices are often brought to the Syosset headquarters for extensive training; they in turn conduct appropriate training at the local office level.

COMPETITION

  The mortgage banking industry is highly competitive across the United States and within the states where the Company conducts business. The Company's competitors include financial institutions, such as other mortgage bankers, state and national commercial banks, savings and loan associations, credit unions, insurance companies, and other finance companies. Most of these competitors are substantially larger and have considerably greater financial, technical, and marketing resources than the Company. In addition, many financial service organizations have formed networks for loan origination.

  Competition in the mortgage banking industry can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, and interest rates. The Company believes that it is able to compete on the basis of providing prompt and responsive service and offering competitive loan programs to borrowers. The Company's underwriters have the flexibility to deviate from the

Company's underwriting guidelines when an exception or upgrade is warranted by a particular loan applicant's situation, such as evidence of a strong mortgage repayment history relative to a weaker overall consumer-credit repayment history.

  Since there are significant costs involved in establishing a network of retail branches, such as the Company's Branch Network, there are potential barriers to market entry for any company seeking to provide a full range of mortgage banking services. No single lender or group of lenders has, on a national level, achieved a dominant or even a significant share of the market with respect to loan originations.

INFORMATION SYSTEMS

  The Company continues to design and integrate into its operations the ability to access critical information for management on a timely basis. The Company uses various software programs designed specifically for the mortgage lending industry. Each branch office provides headquarters and senior management with productivity and other key data. The information system provides weekly and monthly detailed information on loans in process, fees, commissions, closings, detailed monthly financial statements and all other aspects of running and managing the business. The Company anticipates using proceeds of the Offering for upgrades and improvements of the information system, including the capability to obtain loan and other information from branches on a daily basis. The cost of implementing these upgrades and improvements is estimated to be $300,000 including both software, hardware and management information systems personnel for all locations.

PROPERTY

  The Company maintains 14 leased locations in eight states and the Commonwealth of Puerto Rico. All of the Company's leases are for terms of 5 years or less in order to minimize capital requirements and retain operating flexibility. The table below provides details as to each location.

                              FACILITY LEASE DATA

                                                             CURRENT
                                                  SIZE IN    MONTHLY    COST
CITY/STATE                      LOCATION        SQUARE FEET LEASE COST SQ. FT.     LEASE TERM         OFFICE TYPE
----------               ---------------------- ----------- ---------- -------     ----------     -------------------
ARKANSAS (1)
 Little Rock, AK........ 100 N. Rodney Parham       1100      $1,500   $16.36   2/1/97-1/31/2000        Branch
CONNECTICUT (1)
 Torrington, CT......... 760 East Main Street        800         675    10.13    7/1/97-6/30/98         Branch
FLORIDA (1)
 Ft. Meyers, FL          10051 McGregor              800         630     9.45   10/1/97-9/30/98         Branch
ILLINOIS (1)
 Chattuck, IL........... 38 Harbor Drive             400         350    10.50   1/1/97-12-30/98         Branch
MISSOURI (3)
 St. Charles, MO........ 2001 Golfway Dr           2,000       1,172     7.03   4/1/97-2/28/2001        Branch
 Des Peres, MO.......... 1181 Manchester Rd        2,000       2,214    13.28   6/1/96-5/31/2001        Branch
 Hannibal, MO........... 1239 N. Main Street         700         650    11.25     4/97-3/30/98          Branch
NEW JERSEY (1)
                                                                                                   Sub-prime Lending
 Fairfield, NJ.......... 100 Passaic               4,000       5,821    17.46  12/1/95-11/30/2000 Headquarters/Branch
NEW YORK STATE (4)
                                                                                                       Corporate
 Syosset, NY............ 6851 Jericho Tpke         6,623       8,500    15.40    6/1/96-6/30/99   Headquarters/Branch
 Hauppauge, NY.......... 517 Rt. 111               1,270       1,482    14.00    3/1/96-2/28/98         Branch
 Centereach, NY......... 2367 Middle Country Rd    1,000       1,300    15.60   10/1/96-11/30/99        Branch
 Staten Island, NY...... 2025 Richmond               900       1,439    19.19  12/22/92-12/21/97        Branch
PENNSYLVANIA (1)
 Scranton, PA........... 538 Spruce St.              700         700    12.00   10/1/97-9/30/98         Branch
PUERTO RICO (1)
 Hato Rey, PR........... Royal Bank Center           750       1,200    19.20    9/1/97-8/30/98         Branch

GOVERNMENT REGULATIONS

  The Company's business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities. These rules and regulations impose obligations and restrictions on the Company's loan originations, credit activities and secured transactions. In addition, these rules limit the interest rates, finance charges and other fees the Company may assess, mandate extensive disclosure to the Company's customers, prohibit discrimination and impose multiple qualification and licensing obligations on the Company. The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted and are also subject to various federal laws, including the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, the Homeownership and Equity Protection Act of 1994, the Federal Equal Credit Opportunity Act and Regulation B promulgated thereunder, the Fair Credit Reporting Act of 1970, the Real Estate Settlement Procedures Act of 1974 and Regulation X promulgated thereunder, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C promulgated thereunder and the Federal Debt Collection Practices Act, as well as other Federal and State statutes and regulations affecting the Company's activities.

  These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on prospective borrowers, regulate payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to revocation of its mortgage banking license in the states where the Company is licensed and loss of approved status for participation in government sponsored programs (such as the FHA and VA loans), demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions by federal and state governmental agencies. See "Business--Government Regulation."

  Although the Company believes that it has systems and procedures to insure compliance with these requirements and believes that it is currently in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance of full compliance with current laws, rules and regulations or that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance substantially more difficult or expensive. In the event that the Company is unable to comply with such laws or regulations, its business, prospects, financial condition and results of operations may be materially adversely affected.

  Members of Congress, government officials and political candidates have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans, the interest on which may be currently tax deductible, are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, some of the competitive advantage of such loans when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for mortgage loans of the kind offered by the Company.

EMPLOYEES

  As of June 30, 1997 the Company had 103 employees, substantially all of whom were full-time employees. Of these, approximately 45 were employed at the Company's Syosset, New York headquarters, and 58 were employed at the Company's branch offices. Approximately 30 of the Company's employees are commission-based loan officers. None of the Company's employees are represented by a union. The Company considers its relations with its employees to be satisfactory.

LEGAL PROCEEDINGS

  The Company is a defendant in a legal proceeding brought by two former employees, alleging breach of contract in connection with establishing and operating a branch office. The plaintiffs sought a preliminary injunction and damages in the amount of $1,257,000 plus costs and disbursements. The preliminary injunction has been denied, but the remaining claims are still pending. The Company believes that the action is without merit and the Company is vigorously defending this action.

  Apart from the proceeding described above, in the ordinary course of its business, the Company is from time to time subject to various legal proceedings. The Company does not believe that any of these legal proceedings arising in the ordinary course, individually or in the aggregate, will have a material adverse effect on the business, financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the names and ages of the Company's directors and persons nominated to become directors and executive officers and the positions they hold with the Company.

   NAME               AGE                 POSITION
   ----               ---                 --------
   Steven M. Latessa   42 Chief Executive Officer, President and
                          Chairman of the Board of Directors
   Cary Wolen          35 Chief Operating Officer, Secretary,
                          Chief Financial Officer, Treasurer and
                          Director
   Daniel Intemann    [ ] Nominee for Director


  STEVEN M. LATESSA co-founded the Company in 1987 and is the Company's Chief Executive Officer, President and Chairman of the Board of Directors.

  CARY WOLEN co-founded the Company in 1987 and is the Company's Chief Operating Officer, Chief Financial Officer and Director.

  DANIEL INTEMANN has been nominated to become a director of the Company upon the consummation of the Offering. From March 1996 through the present, Mr. Intemann was Vice President--New York Regional Sales Manager for Chase Manhattan Bank. From July 1995 through March 1996, Mr. Intemann was Vice President--Sales Production of Greenpoint Bank. From April 1993 through July 1995, Mr. Intemann was Vice President for Barclay's American Mortgage. From September 1987 through April 1993, Mr. Intemann was Vice President--Lender Express at Prudential Home Mortgage Company, Inc. Mr. Intemann received a B.A. in Economics from the State University of New York at Oneonta in 1981.

BOARD OF DIRECTORS

  The Board of Directors currently consists of Messrs. Latessa & Wolen. Upon completion of the Offering, the Company expects to appoint Daniel Intemann and one additional independent director, who has not yet been identified, as directors to its Board of Directors.

  The Company's Board of Directors is divided into three classes with each class consisting of, as nearly as may be possible, one-third of the total number of directors constituting the entire Board. The Company's Board of Directors presently consists of two members with one member in each of Class II and Class III. The Class III director is Mr. Latessa, whose term will expire at the 2000 annual meeting of stockholders and the Class II director is Mr. Wolen, whose term will expire at the 1999 annual meeting of stockholders. It is anticipated that, upon completion of this Offering, Daniel Intemann and the additional independent director will be appointed as Class I directors and their terms will expire at the 1998 annual meeting of stockholders. After the initial term, each Class is elected for a term of three years. At each annual meeting, directors are elected to succeed those in the Class whose term expires at that annual meeting, with such newly elected directors to hold office until the third succeeding annual meeting and the election and qualification of their respective successors.

  Executive officers of the Company are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors will establish an Audit Committee prior to the commencement of this Offering. The Audit Committee will make annual recommendations to the Board of Directors concerning the appointment of the independent public accountants of the Company and will review the results and scope of the audit and other services provided by the Company's independent auditors. A majority of the members of the Audit Committee will be independent directors. Upon consummation of the Offering, the Board of Directors expects to appoint Daniel Intemann and the additional independent director to the Audit Committee.

EXECUTIVE COMPENSATION

  The following table shows all the cash and other compensation paid or to be paid by the Company, as well as certain other compensation paid or accrued, during the fiscal years indicated, to the Chief Executive Officer ("CEO") and the other most highly compensated executive officers whose compensation exceeded $100,000 in the year ended December 31, 1996.

                              ANNUAL COMPENSATION

      NAME AND PRINCIPAL POSITION               YEAR SALARY ($) BONUS ($) OTHER
      ---------------------------               ---- ---------- --------- -----
      Steven M. Latessa........................ 1996  $130,000  $100,000
      Chief Executive Officer, President        1995   104,920    18,900
                                                1994    66,380         0
      Cary Wolen............................... 1996  $132,080  $  5,000
      Chief Operating Officer, Chief Financial  1995   113,660    15,240
       Officer, Secretary, Treasurer            1994    72,840         0

KEY EMPLOYEE

  JON P. BLASI has been Chief Operating Officer of the Company's "B/C" Lending Division since March 1996 and from November 1995 through March 1996, Mr. Blasi was its Executive Vice President. From January 1991 through November 1995, Mr. Blasi was Director of Northeast Operations for New Jersey Mortgage and Investment Corporation. From 1987 through 1991, Mr. Blasi was President of Jordan Construction & Development, a construction company, and Jordan Interests, a finance company, both located in New Jersey. From 1983 through 1987, Mr. Blasi was President of Credit Company of America, Inc., a real estate investment and management firm ("CCA"). In January 1988, in connection with the sale of promissory notes by CCA, Mr. Blasi entered a plea of nolo contendere to a violation of the Texas State Securities Act. In March 1996, after making full restitution to the note purchasers in the amount of $30,000, the charges were dismissed.

KEY MAN LIFE INSURANCE

  The Company is the beneficiary of $1,000,000 key man term life insurance policies on each of the lives of Steven Latessa, Cary Wolen and Jon P. Blasi.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Certificate of Incorporation of the Company (the "Certificate") provides that a director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) for liability under Section 174 of the Delaware General Corporation Law (relating to certain unlawful dividends, stock repurchases or stock redemptions); or
(iv) for any transaction from which the director derived any improper personal benefit. The effect of this provision in the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. These provisions will not alter the liability of directors under federal securities laws.

  The Company's By-Laws provide that the Company shall indemnify each director and such of the Company's officers, employees and agents as the Board of Directors shall determine from time to time to the fullest extent provided by the laws of the State of Delaware.

COMPENSATION OF DIRECTORS

  Directors who are employees of the Company receive no compensation for service as members of the Board. It is expected that directors who are not employees of the Company will receive, out of the 1995 Plan, options to
purchase            shares of Common Stock immediately following each annual
meeting of stockholders so long as they continue to serve as directors following such meeting, and reimbursement of expenses incurred in connection with attendance of Board and/or committee meetings.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with Steven Latessa, Cary Wolen and Jon P. Blasi. Each of the employment agreements expires on September 30, 2000, unless sooner terminated for death, physical or mental incapacity or cause (which is defined as the uncured refusal to perform, or habitual neglect of, the performance of the officer's duties, willful misconduct, dishonesty or breach of trust which causes the Company to suffer any loss, fine, civil penalty, judgment, claim, damage or expense, a material breach of the employment agreement, or a felony conviction), or terminated by either party with thirty (30) days' written notice, and are automatically renewed for an additional three year term, unless cancelled at least one year prior to expiration of the existing term. Each employment agreement provides that all of such executive's business time be devoted to the Company. In addition, each of the employment agreements also contain: (i) non-competition provisions that preclude each employee from competing with the Company for a period of two years from the date of the termination of his employment of the Company, (ii) non-disclosure and confidentiality provisions that specify that all confidential information developed or made known during the term of employment shall be exclusive property of the Company, and (iii) non-interference provisions whereby, for a period of two years after his termination of employment with the Company, the executive shall not interfere with the Company's relationship with its customers or employees.

  Each of the employment agreements provides that the executive will receive an initial base salary of $150,000 per annum, subject to increases of 4% per year, commencing in 1998. Each of the executives will also be eligible for a bonus of up to 5% of all pre-tax earnings of the Company.

  Each of the employment agreements provides that if the executive officer is terminated for reasons other than for cause, the Company will continue to pay his total base salary for the remainder of the term of the employment agreement or one year, whichever is greater.

1995 PLAN

  The 1995 Plan, which was adopted on September 1, 1995, is an equity incentive plan pursuant to which shares of common stock may be issued to employees in the form of stock options, appreciation rights, performance shares, or other forms of equity-based awards. The 1995 Plan was adopted to provide long-term incentives to employees and for them to participate in the long-term growth and success of the business. 350,000 shares of Common Stock have been reserved for issuance upon exercise of options and other awards which may be granted under the 1995 Plan. As of the date hereof, options to purchase an aggregate of 17,500 shares have been granted under the 1995 Plan at an exercise price of $2.00 per share. There have been no options or other awards granted to any of the Company's executive officers under the 1995 Plan.

401(K) PLAN

  The Company does not have a pension plan. The Company has a 401(k) plan which it put in place in 1991. The plan provides for the Company to make annual discretionary contributions.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

  Certain of the Company's offices are sub-leased from Mattituck, Inc., a company which is owned by Messrs. Latessa, Wolen and the Estate of Anthony Saffioti. Total lease expense paid to Mattituck for the years ended
December 31, 1996 and 1995 was approximately $134,000 and $61,000, respectively. Rent expense paid to Mattituck, Inc. was equal to the aggregate amount of lease payments between Mattituck, Inc. and the respective lessors.

  During the period October 1, 1995 through September 30, 1996, the Company processed and closed approximately $24.7 million of residential mortgage loans by borrowers whose loan applications were submitted to the Company by a joint venture, which was 50% owned by the Company. The Company received revenues from those loans of approximately $92,000 and $31,000 for the years ended December 31, 1996 and 1995, respectively. The Company ended this activity on September 30, 1996.

  In December 1996, the Company sold an aggregate of 500,000 shares of its Common Stock at $2.00 per share, of which 450,000 shares were sold to Melville Ventures & Associates, L.P., an investment partnership, and 50,000 shares were sold to an additional two investors.

  In March 1997, SWL, Inc., a company owned by Messrs. Latessa, Wolen and Anthony Saffioti, loaned the Company $278,000, at an interest rate of 14% per year, due on March 31, 1998.

  Prior to the commencement of this Offering, pursuant to the terms of a contribution agreement (the "Contribution Agreement"), the existing Mortgage Plus stockholders (the "Existing Stockholders") will contribute all of the stock of Mortgage Plus that they beneficially own or otherwise control to the Company in exchange for an aggregate of 4,028,000 shares of Common Stock, which will constitute all of the stock of the Company outstanding prior to this Offering. As a result of the Exchange, Mortgage Plus will be a wholly owned subsidiary of the Company.

  In February 1997, Messrs. Latessa, Wolen and Saffioti granted Jon Blasi options to purchase an aggregate of 189,207 shares of Common Stock of the Company, one-third of which are exercisable at $2.00 per share commencing on February 15, 1998, one-third of which are exercisable at $2.50 per share commencing February 15, 1999, and the remaining one-third of which are exercisable at $3.00 per share commencing on February 15, 2000. The options are exercisable until February 15, 2000 so long as Mr. Blasi remains employed by the Company.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of the Common Stock as of the date of the Prospectus, and as adjusted to reflect the sale of 1,100,000 shares of Common Stock offered hereby, of (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the Offering; (ii) each of the Company's directors and nominee directors; (iii) each of the executive officers of the Company; and (iv) all directors and executive officers of the Company as a group. The address of each person listed below is 6851 Jericho Turnpike, Syosset, New York 11791, unless otherwise indicated.

                                                            BENEFICIALLY OWNED
                                       BENEFICIALLY OWNED   AFTER THE OFFERING
                                      PRIOR TO OFFERING (1)        (1)
                                      -------------------- --------------------
                                      NUMBER OF PERCENT OF NUMBER OF PERCENT OF
NAME OF BENEFICIAL OWNER               SHARES     CLASS     SHARES     CLASS
------------------------              --------- ---------- --------- ----------
Steven M. Latessa.................... 1,171,695   29.09%   1,171,695   22.85%
Cary Wolen........................... 1,171,695   29.09%   1,171,695   22.85%
Estate of Anthony Saffiotti..........   810,110   20.11%     810,110   15.80%
Jon and Lydya Blasi (2)..............   346,500    8.60%     346,500    6.76%
Melville Ventures & Associates, L.P.
(3)..................................   450,000   11.17%     450,000    8.78%
Daniel Intemann......................       --      --           --      --
All Officers and Directors as a
Group................................ 2,343,390   58.18%   2,843,390   44.70%

--------
(1) Beneficial ownership is determined in accordance with the Rule 13d-3 of the Securities Exchange Act of 1934 and generally includes voting and investment power with respect to securities, subject to community property laws, where applicable. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of this Prospectus have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.
(2) Does not include 189,207 shares of Common Stock issuable upon exercise of options granted to Mr. Blasi by Messrs. Latessa, Wolen and the Estate of Anthony Saffiotti. See "Certain Relationships and Related Party Transactions."
(3) Address is 201 North Service Road, Melville, New York 11747.

                           DESCRIPTION OF SECURITIES

  The following summary description of the Company's securities is qualified in its entirety by reference to the Company's Certificate of Incorporation and its By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The Company is authorized to issue 20,000,000 shares of Common Stock, of which 4,028,000 shares are issued and outstanding as of the date of this Prospectus. Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

  Subject to the rights of the preferred stock, the holders of Common Stock
(i) have equal ratable rights to dividends from funds legally available therefore, when, and if declared by the Board of Directors of the Company, after payment of dividends to holders of preferred stock, if any; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company after payment to holders of preferred stock; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders. This means that holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so.

PREFERRED STOCK

  The Board of Directors has the authority to cause the Company to issue without any further vote or action by the stockholders, up to 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely effect the voting power of the holders of Common Stock, including the loss of voting control. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors--Effects of Certain Anti-Takeover Provisions."

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW; ANTI-TAKEOVER PROVISIONS

  The Company is governed by Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this statute restricts a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder unless (i) the transaction is approved by the Board of Directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the Board of Directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. The Company's Certificate of Incorporation excludes Steven Latessa and Cary Wolen from the definition of "interested stockholder."

  The Company's Certificate of Incorporation and By-Laws include certain provisions which may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including attempts that might result in a premium over the market for the shares held by the stockholders and could make it more difficult to remove incumbent management. The Company's Certificate of Incorporation or By-Laws provide (i) that the Board of Directors is divided into three classes of directors serving staggered three year terms resulting in approximately one-third of the Company's Board of Directors being elected each year; (ii) that directors may be removed from office only for cause and only by the affirmative vote of the holders of 66 2/3% of the then outstanding shares of capital stock entitled to vote generally in an election of directors; (iii) that, except as otherwise required by law, vacancies in the Board of Directors may be filled only by the remaining directors; (iv) that commencing with the consummation of the Offering, any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders and not by written consent of the stockholders; (v) that any meeting of stockholders may be called only upon the affirmative vote of at least a majority of the members of the Board of Directors; and (vi) for an advance notice procedure for the nomination, other than by or at the discretion of the Board of Directors or a committee of the Board of Directors, the candidates for election as directors (as well as for other stockholder proposals) to be considered at annual meetings of the stockholders. In general, notice of an intent to nominate a director or raise business at such meetings must be received by the Company not less than sixty
(60) nor more than ninety (90) days before the meeting and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning stockholders submitting the proposal. The affirmative vote of at least a majority of the directors or the holders of at least 66 2/3% of the voting power of the Company's stock is required to alter, amend, repeal or adopt any provision inconsistent with the provisions described in this paragraph.

  The Delaware statute, the Certificate of Incorporation and the By-Laws may discourage certain types of transactions involving an actual or potential change in control of the Company.

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The 1,100,000 shares of Common Stock sold in the Offering will be freely transferable without restriction or further registration under the Securities Act of 1933 ("Securities Act") unless acquired by an "affiliate" of the Company within the meaning of the Securities Act. Upon completion of the Offering, the existing stockholders of the Company will own 4,028,000 shares of Common Stock. All of these shares are deemed "restricted securities" as defined by Rule 144 under the Securities Act of 1933, as amended ("Securities Act"). Upon expiration of the contractual restrictions between the Company, its officers and directors and the Representative, referred to below, beginning 13 months after the date of this Prospectus, 4,028,000 shares will be available for immediate sale in the public market, subject to compliance with Rule 144.

  In general, Rule 144 as currently in effect provides that a person who is an affiliate of the Company (or persons whose sales are aggregated with an affiliate), or who has beneficially owned shares for at least one year which were issued and sold in reliance upon certain exemptions from registration under the Securities Act ("Restricted Shares"), is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one (1%) percent of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who has beneficially owned Restricted Shares for at least two years and who is not an affiliate of the Company and who has not been an affiliate of the Company for at least three months immediately preceding the sale may sell such shares under Rule 144 without regard to volume limitations described above.

  In addition, subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 of the Securities Act ("Rule 701") may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. The Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). The Company will become subject to the Exchange Act reporting requirements upon commencement of this Offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this Prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

  All of the Company's current officers, directors and securityholders have agreed with the Representative not to, directly or indirectly, offer, issue, sell, grant an option for the sale of or otherwise dispose of any securities of the Company for a period of 13 months from the date of this Prospectus.

  Prior to the Offering, there has been no public market for the Common Stock, and no predictions can be made as to the effect, if any, that market sales of Common Stock or the availability of Common Stock for sale will have on the market price prevailing for the Common Stock from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and could impair the Company's ability in the future to raise additional capital.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom National Securities Corporation ("National") is acting as representative (the "Representative"), have agreed, subject to the terms and conditions of the Underwriting Agreement between the Company and the Representative (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters on a firm commitment basis, the respective number of shares of Common Stock set forth opposite their name below:

                                                                       NUMBER OF
     UNDERWRITER                                                        SHARES
     -----------                                                       ---------
     National Securities Corporation.................................
                                                                        -------
     Total...........................................................
                                                                        =======

  The Underwriters are committed to purchase all of the Common Stock offered hereby, if any of the Common Stock is purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to conditions precedent specified therein.

  The Company has been advised by the Representative that it proposes initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page hereof and to certain dealers (who may be Underwriters) at a price that represents a concession not in excess of
$           per share under the initial public offering price. The
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of $          per share to other Underwriters or to certain other
dealers. After the initial public offering, the public offering price and such concessions may be changed by the Representative.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make. The Company has agreed to pay the Representative a non-accountable expense allowance of 3% of the gross proceeds from the sale of the Common Stock offered hereby, of which $20,000 has been paid as of the date of this Prospectus.

  The Company has granted to the Underwriters an over-allotment option, exercisable for 45 days from the date of this Prospectus, to purchase up to 165,000 additional shares of Common Stock, at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions (the "Over-Allotment Option"). To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of shares of Common Stock as the percentage it was obligated to purchase pursuant to the Underwriting Agreement. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby.

  In connection with this Offering, the Company has agreed to sell to the Representative and its designees, for nominal consideration, warrants to purchase from the Company up to 110,000 shares of Common Stock (the "Representative's Warrants"). The Representative's Warrants are exercisable at
a price of $     per share (120% of the initial public offering price per
share) for a period of four years commencing on the first anniversary of the date hereof. The Representative's Warrants may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this Prospectus, except to officers of the Representative. The Representative's Warrants provide for adjustments in the number of shares of Common Stock issuable upon the exercise thereof and in the exercise price of the Representative's Warrants as a result of certain events, including subdivisions and combinations of the shares of Common Stock. The Representative's Warrants grant to the holders thereof certain registration rights for the Common Stock issuable upon exercise of the Representative's Warrants.

  At any time during the exercise term of the Representative's Warrants, the Representative (or the then holders of a majority of the Warrant Securities (as hereinafter defined) shall have the right to require the Company to prepare and file one post-effective amendment to the registration statement of which this Prospectus is a part (the "Registration Statement") or one new registration statement covering all or any portion of the Representative's Warrants and/or the shares of Common Stock underlying the Representative's Warrants. In addition, if at any time during the seven years after the effective date of the Registration Statement, the Company shall prepare and file one or more post-effective amendments to the Registration Statement or new registration statements under the Securities Act of 1933 with respect to a public offering of equity or debt securities of the Company, the Company will include in any such post-effective amendment or new registration statement, such information as may be required to permit a public offering of the Representative's Warrants or the shares of Common Stock underlying the Representative's Warrants (collectively, the "Warrant Securities") as may be requested. In the event of such a proposed registration, the Company shall furnish the then holders of outstanding Warrant Securities with not less than 30 days written notice prior to the proposed date of the filing of such post-effective amendment or new registration statement. Such notice shall continue to be given by the Company to such holders of outstanding Warrant Securities until such time as all of the warrant securities have been registered. The Company shall bear all fees and expenses incurred by the Company in connection with the preparation and filing of such post-effective amendment or new registration statement except that the holders of the Warrant Securities shall pay any underwriting discounts or commission and expenses of their own legal counsel.

  The Company has agreed to pay the Representative a finder's fee in the event that the Representative originates a financing, merger, acquisition, joint venture or other transaction to which the Company is a party.

  All of the officers, directors and security holders of the Company as of the date of this Prospectus have agreed not to, directly or indirectly, offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any equity securities of the Company for a period of 13 months following the effective date of the Registration Statement relating to this Offering without the prior written consent of the Representative. An appropriate legend shall be marked on the reverse of the certificate representing all such securities. The Company has agreed not to, without the prior written consent of the Representative, offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any equity securities for a period of 13 months following the effective date of the Registration Statement, except for options under the 1995 Plan and shares of common stock in connection with mergers and acquisitions (subject to certain restrictions.)

  The Company has agreed that, for a period of five years from the date of this Prospectus, if so requested by the Representative, to nominate and use its best efforts to elect a designee (reasonably acceptable to the Company) of the Representative as a director of the Company, or, at the Representative's option, as a non-voting advisor to the Company's Board of Directors. Such person shall be entitled to attend all such meetings and to receive all notices and other correspondence and communications sent by the Company to members of its Board of Directors. The Company's officers, directors and shareholders have agreed to vote their shares of Common Stock in favor of such designee. The Representative has not yet exercised its right to designate such a person. The Company has agreed to reimburse the designee of the Representative for such designee's out-of-pocket expenses incurred in connection with such designee's attendance of meetings of the Board of Directors.

  In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Company's Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid or purchase Common Stock of the Company for the purpose of stabilizing its market price. The Underwriters also may create a short position of the account of the Underwriters by selling more of the Common Stock in connection with the Offering then they are committed to purchase from the Company, and in such case may purchase Common Stock of the Company in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Over-Allotment Option. In addition, the Representative, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of other Underwriters, the selling concession with respect to the shares of Common Stock that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may stabilize or maintain the price of the Common Stock of the Company at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if, if they are undertaken, they may be discontinued at any time.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representative. Among the factors which may be considered in determining the initial public offering price are the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for earnings of the Company, the present state of the Company's development, the general condition of the securities market at the time of the Offering and the market prices and earnings of similar securities of comparable companies at the time of the Offering and prevailing market and economic conditions.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Ruskin, Moscou, Evans & Faltischek, P.C., Mineola, New York. Camhy Karlinsky & Stein LLP, New York, New York has acted as legal counsel to the Underwriters in connection with this Offering.

                                    EXPERTS

  The financial statements of Mortgage Plus Equity and Loan Holdings Corp., as of and for the year ended December 31, 1996, included elsewhere in the Prospectus, have been audited by Richard A. Eisner & Company, LLP, independent auditors, as set forth in their report thereon appearing herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of the Company for the year ended December 31, 1995 included elsewhere in the Prospectus, have been audited by Levy, Cohen & Gold, LLP independent auditors, as stated in their report thereon appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The above mentioned financial statements audited by Levy, Cohen & Gold, LLP contain no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In August 1997, the Company determined to change auditors to Richard A. Eisner & Company, LLP. There were no disagreements at any time between the Company and Levy, Cohen & Gold, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

                            ADDITIONAL INFORMATION

  The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and such exhibits and schedules, which may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 or Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission in Washington, D.C. 20549. Statements contained in the Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing audited financial statements and such interim reports as it deems appropriate or as may be required by law.

  The Company will provide without charge to each person who receives this Prospectus, upon written or oral request of such person, a copy of the Registration Statement (excluding exhibits) by contacting the Company at 6851 Jericho Turnpike, Suite 246, Syosset, New York 11791, telephone (516) 364-2700, attention: Chief Financial Officer.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       PAGE NO.
                                                                       --------
Independent Auditors' Reports.........................................      F-2
Consolidated Financial Statements:
  Balance Sheet at December 31, 1996 and at June 30, 1997.............      F-4
  Statements of Operations for the years ending December 31, 1995 and
   1996 and for the six months ended June 30, 1996 (unaudited) and
   June 30, 1997 (unaudited)..........................................      F-5
  Statements of Stockholders' Equity/Capital Deficiency for the years ended December 31, 1995 and 1996 and for the six months ended June
   30, 1997 (unaudited)...............................................      F-6
  Statements of Cash Flows for the years ended December 31, 1995 and
   1996 and for the six months ended June 30, 1996 (unaudited) and
   June 30, 1997 (unaudited)..........................................      F-7
Notes to Financial Statements......................................... F-8-F-17

To the Stockholders
Mortgage Plus Equity and Loan Holdings Corp.
 Upon completion of the transaction described in Note 1, we will be in a position to issue the following opinion

Richard A. Eisner & Company, LLP
Florham Park, New Jersey
November 12, 1997

                         INDEPENDENT AUDITORS' REPORT

To the Stockholders
Mortgage Plus Equity and Loan Holdings Corp.

  We have audited the accompanying consolidated balance sheet of Mortgage Plus Equity and Loan Holdings Corp. and subsidiary as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity/capital deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Mortgage Plus Equity and Loan Holdings Corp. and subsidiary as of December 31, 1996 and the results of its consolidated operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Florham Park, New Jersey
September 3, 1997
With respect to Note 1
   , 1997

                        REPORT OF INDEPENDENT AUDITORS

To the Shareholders
Mortgage Plus Equity & Loan Corporation

  We have audited the statements of operations, retained earnings, and cash flows of Mortgage Plus Equity & Loan Corporation, a New York Corporation, for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements, referred to above, present fairly, in all material respects, the results of operations and cash flows of Mortgage Plus Equity and Loan Corporation for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Levy, Cohen & Gold, LLP

Great Neck, New York
March 31, 1996

                  MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                          CONSOLIDATED BALANCE SHEETS

                                            DECEMBER 31, 1996 JUNE 30, 1997
                                            ----------------- -------------
                                                                 (UNAUDITED)
ASSETS
  Cash and cash equivalents................    $   328,897     $   342,881
  Mortgage loans held for sale.............     10,535,994      12,049,043
  Other receivables and other assets.......        261,404         645,058
  Deferred offering costs..................            --           41,500
  Property and equipment--net..............        321,230         422,906
                                               -----------     -----------
                                               $11,447,525     $13,501,388
                                               ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Warehouse line of credit.................    $ 9,814,645     $ 9,244,663
  Loans closed to be disbursed.............        490,227       2,171,559
  Notes payable............................        162,500         118,384
  Subordinated debt........................            --          778,000
  Obligation under capital lease...........            --          235,210
  Accounts payable and accrued expenses....        692,759         526,109
                                               -----------     -----------
      Total liabilities....................     11,160,131      13,073,925
                                               -----------     -----------
  Commitments and contingencies (Notes 8
   and 13)
  Stockholders' equity:
    Preferred stock--$.01 par value;
     authorized 1,000,000 shares; issued
     and outstanding none
    Common stock--$.01 par value;
     authorized 20,000,000 shares; issued
     and outstanding 4,000,000                 40,000               40,000
    Additional paid-in capital.............        905,903         905,903
    Accumulated deficit....................       (658,509)       (518,440)
                                               -----------     -----------
      Total stockholders' equity...........        287,394         427,463
                                               -----------     -----------
                                               $11,447,525     $13,501,388
                                               ===========     ===========


                       See notes to financial statements

                  MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                               YEAR ENDED DECEMBER      SIX MONTHS ENDED
                                       31,                  JUNE 30,
                              ----------------------  ----------------------
                                 1995        1996        1996        1997
                              ----------  ----------  ----------  ----------
                                                           (UNAUDITED)
REVENUES:
  Mortgage origination, net.  $2,821,414  $5,307,353  $2,230,994  $3,637,834
  Interest earned...........     161,508     663,322     355,095     443,889
                              ----------  ----------  ----------  ----------
    Total revenues..........   2,982,922   5,970,675   2,586,089   4,081,723
                              ----------  ----------  ----------  ----------
EXPENSES:
  Commissions, wages and
   benefits.................   1,667,553   3,715,169   1,485,815   2,308,288
  Selling and administra-
   tive.....................   1,696,158   1,770,894     773,436   1,194,961
  Interest expense..........     220,524     707,952     359,421     438,405
                              ----------  ----------  ----------  ----------
    Total expenses..........   3,584,235   6,194,015   2,618,672   3,941,654
                              ----------  ----------  ----------  ----------
NET (LOSS) INCOME...........  $ (601,313) $ (223,340) $  (32,583) $  140,069
                              ==========  ==========  ==========  ==========
Net (loss) income per share.  $    (0.16) $    (0.06) $    (0.01) $     0.03
                              ----------  ----------  ----------  ----------
Weighted average number of
shares outstanding..........   3,853,319   3,853,319   3,853,319   4,027,300
                              ----------  ----------  ----------  ----------


                       See notes to financial statements

                  MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

       CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY/CAPITAL DEFICIENCY

                                                           RETAINED
                                              ADDITIONAL   EARNINGS
                            NUMBER OF COMMON   PAID-IN   (ACCUMULATED
                             SHARES    STOCK   CAPITAL     DEFICIT)     TOTAL
                            --------- ------- ---------- ------------ ---------
BALANCE AS OF JANUARY 1,
 1995.....................  3,500,000 $35,000       --    $ 236,979   $ 271,979
S corporation
distribution..............        --      --        --      (27,277)    (27,277)
Net loss..................        --      --        --     (601,313)   (601,313)
                            --------- -------  --------   ---------   ---------
BALANCE AS OF DECEMBER 31,
1995......................  3,500,000  35,000       --     (391,611)   (356,611)
Shares contributed by a
 principal stockholder
 to an officer............                     $ 41,000                  41,000
Issuance of common stock..    500,000   5,000   864,903         --      869,903
S corporation
distribution..............        --      --        --      (43,558)    (43,558)
Net loss..................        --      --        --     (223,340)   (223,340)
                            --------- -------  --------   ---------   ---------
BALANCE AS OF DECEMBER 31,
1996......................  4,000,000  40,000   905,903    (658,509)    287,394
Net income................        --      --        --      140,069     140,069
                            --------- -------  --------   ---------   ---------
BALANCE AS OF JUNE 30,      4,000,000 $40,000  $905,903   $(518,440)  $ 427,463
1997 (UNAUDITED)..........  ========= =======  ========   =========   =========


                       See notes to financial statements

                  MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                          SIX MONTHS
                           YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                           ------------------------  ----------------------
                              1995         1996        1996        1997
                           -----------  -----------  ---------  -----------
                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss).......  $  (601,313) $  (223,340) $ (32,583) $   140,069
 Adjustments to reconcile
  net income (loss) to
  net cash used in oper-
  ating activities:
  Shares contributed by a
   principal stockholder
   to an officer.........                    41,000     41,000
  Depreciation...........       17,400       39,996     21,307       33,000
  Changes in:
   Mortgage loans held
    for sale.............   (4,957,613)  (4,781,181)  (259,092)  (1,513,049)
   Other receivables and
    other assets.........      (32,036)    (219,176)     6,111     (383,654)
   Accounts payable and
    accrued expenses.....      552,344          (85)    56,771     (270,819)
                           -----------  -----------  ---------  -----------
    Net cash used in op-
     erating activities..   (5,021,218)  (5,142,786)  (166,486)  (1,994,453)
                           -----------  -----------  ---------  -----------
CASH FLOWS FROM INVESTING
ACTIVITIES:
 Additions to property
  and equipment..........      (58,659)    (253,890)  (155,968)    (134,676)
                           -----------  -----------  ---------  -----------
CASH FLOWS FROM FINANCING
ACTIVITIES:
 Net proceeds from (re-
  payments of) warehouse
  line of credit.........    5,023,695    4,062,670        --      (569,982)
 Loans closed to be dis-
  bursed.................          --       490,227        --     1,681,332
 Bank overdraft included
  in accounts payable and
  accrued expenses.......          --           --      60,339      104,169
 Proceeds from subordi-
  nated debt.............          --           --         --       778,000
 Proceeds from notes pay-
  able...................      170,000       30,000     30,000
 Repayment of notes pay-
  able...................      (12,500)     (25,000)   (12,500)     (44,116)
 Proceeds from sale
  leaseback of equipment.          --           --         --       275,000
 Repayments of obligation
  under capital lease....          --           --         --       (39,790)
 S corporation distribu-
  tion...................      (27,277)     (43,558)   (15,750)         --
 Issuance of common
  stock, net.............          --       869,903        --           --
 Deferred offering costs.          --           --         --       (41,500)
                           -----------  -----------  ---------  -----------
    Net cash provided by
     financing activi-
     ties................    5,153,918    5,384,242     62,089    2,143,113
                           -----------  -----------  ---------  -----------
NET INCREASE (DECREASE)
IN CASH..................       74,041      (12,434)  (260,365)      13,984
 Cash and cash equiva-
  lents at the beginning
  of year................      267,290      341,331    341,331      328,897
                           -----------  -----------  ---------  -----------
CASH AND CASH EQUIVALENTS
AT THE END OF YEAR.......  $   341,331  $   328,897     80,966      342,881
                           ===========  ===========  =========  ===========
SUPPLEMENTAL DISCLOSURES
 OF CASH FLOW INFORMA-
 TION:
 Cash paid during the
  year for:
  Interest paid..........  $   259,561  $   649,706  $ 332,412  $   403,615
                           ===========  ===========  =========  ===========

                       See notes to financial statements

                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                         NOTES TO FINANCIAL STATEMENTS
                  (INFORMATION WITH RESPECT TO JUNE 30, 1997
                 AND THE SIX MONTH PERIODS ENDED JUNE 30, 1997
                            AND 1996 IS UNAUDITED)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization:

  On November 1997, pursuant to a reorganization, Mortgage Plus Equity and Loan Holdings Corp. (the "Company"), a newly formed Delaware corporation, acquired all of the outstanding common stock of Mortgage Plus Equity and Loan Corporation ("Mortgage Plus") by exchanging one of its shares of common stock for each two shares of Mortgage Plus. The accompanying financial statements, including the number of shares of common stock and per share data, have been adjusted to give retroactive effect to the reorganization.

  Mortgage Plus, organized in 1987, is primarily engaged in the business of originating and selling first mortgages collateralized by single family residences. From its inception through 1993, the Company operated as a mortgage broker. The Company, in 1994, became a mortgage banker and in 1995, the Company commenced originating and selling sub-prime residential first mortgages. Mortgage Plus is an approved nonsupervised mortgagee for the U.S. Department of Housing and Urban Development, and originates substantially all of its mortgage loans in New York, New Jersey and Missouri.

 Cash equivalents:

  The Company considers cash equivalents to consist of short term investments with an initial maturity of three months or less. Management mitigates market risk by investing in or through large financial institutions.

 Revenue recognition:

  The Company sells whole mortgage loans and pools of mortgage loans on a servicing released basis. Mortgage origination fees, net of direct loan origination costs, are deferred and included in mortgage loans held for sale, until the loans are sold. Revenue recognition from the sale of mortgage loans occurs when all incidence of ownership passes to a permanent investor.

 Mortgage loans held for sale:

  Mortgage loans held for sale are collateralized residential real estate loans with a weighted average interest rate of approximately 10.6% as of June 30, 1997 and are carried at the lower of cost or market on an aggregate basis.

  Included in mortgage loans held for sale are deferred origination fees of approximately $184,000 and $198,000 as of December 31, 1996 and June 30, 1997, respectively, and deferred origination costs of $232,000 and $475,000 as of December 31, 1996 and June 30, 1997, respectively.

 Property and equipment:

  Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is provided using the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining lease period. Expenditures for maintenance and repairs are charged to expense; major replacements and betterments are capitalized.

                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                         NOTES TO FINANCIAL STATEMENTS
                  (INFORMATION WITH RESPECT TO JUNE 30, 1997
                 AND THE SIX MONTH PERIODS ENDED JUNE 30, 1997
                            AND 1996 IS UNAUDITED)


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  If an asset is identified as impaired, the Company estimates future cash flows (undiscounted and without interest) which are expected to result from the use of the asset and its eventual disposition. If the sum of the future cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss. No such losses have been required to be recognized.

 Income taxes:

  Through December 30, 1996, the Company had elected for both federal and state purposes to be treated as an S corporation and incurred only minimum taxes at the state level. Consequently, the net earnings of the Company were taxed directly to the stockholders rather than the Company. Effective as of December 31, 1996, the Company terminated its S corporation status and will be taxed as a C corporation. The Company uses the cash basis of accounting for income tax purposes.

  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. (See Note 9).

 Advertising expenses:

  The Company expenses advertising costs which consist primarily of promotional items and print media. Total advertising expense for the six months ended June 30, 1997 and 1996 and the year ended December 31, 1996 and 1995 was $58,000, $127,000, $133,000 and $62,000, respectively.

 Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Stock-based compensation:

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") allows companies to either expense the estimated fair value of employee stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. The Company has elected to apply APB 25 in accounting for its employee stock options incentive plans.

 Per share data:

  Earnings (loss) per share was computed based on the weighted average number of shares of common stock outstanding during the period adjusted to give retroactive effect to the reorganization on November 1997. Since in 1996, certain common stock equivalents were issued at less than the anticipated offering price of the proposed initial public offering, all such common stock equivalents were considered outstanding for all periods presented in accordance with certain rules of the Securities and Exchange Commission.

                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                         NOTES TO FINANCIAL STATEMENTS
                  (INFORMATION WITH RESPECT TO JUNE 30, 1997
                 AND THE SIX MONTH PERIODS ENDED JUNE 30, 1997
                            AND 1996 IS UNAUDITED)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  The Company anticipates repaying the notes payable and subordinated debt with proceeds from the proposed initial public offering. Had the subordinated debt not been issued and had the Company issued common stock at the currently contemplated initial public offering price (net of offering costs) instead, net income per share for the six months ended June 30, 1997 would have been $0.04. This per share computation assumes an additional weighted average number of shares outstanding for the six months ended June 30, 1997 of 118,032.

 Interim financial statements:

  The accompanying interim financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 are unaudited. However, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to be in conformity with generally accepted accounting principles have been made.

  The results of operations and cash flows for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1997.

 Recently issued accounting standards:

  In February 1997, the Financial Standards Accounting Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128") which is effective for periods ending after December 15, 1997. Management believes that "basic earnings per share" as defined, for each of the periods included in these financial statements would be substantially the same as the earnings per share amounts included on the consolidated statements of operations.

2. PROPERTY AND EQUIPMENT

  Property and equipment consist of:

                                       ASSET
                                       LIVES    DECEMBER 31, 1996 JUNE 30, 1997
                                     ---------- ----------------- -------------
Equipment and furniture............. 5-10 Years     $352,928        $184,518
Equipment subject to capital lease..    5 Years                      300,389
Leasehold improvements..............    5 Years       54,268          56,965
                                                    --------        --------
                                                     407,196         541,872
Accumulated depreciation and
 amortization.......................                 (85,966)       (118,966)
                                                    --------        --------
                                                    $321,230        $422,906
                                                    ========        ========

  Included in depreciation expense for the six months ended June 30, 1997 is depreciation expense on equipment under capital lease of $20,200.

3. WAREHOUSE LINES OF CREDIT

  The Company has a $12 million warehouse line of credit expiring December 31, 1997, with a commercial bank which is collateralized by specific mortgage loans held for sale. The amount outstanding under this warehouse line of credit as of December 31, 1996 and June 30, 1997 was $7,657,362 and $7,276,774,

                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                         NOTES TO FINANCIAL STATEMENTS
                  (INFORMATION WITH RESPECT TO JUNE 30, 1997
                 AND THE SIX MONTH PERIODS ENDED JUNE 30, 1997
                            AND 1996 IS UNAUDITED)

3. WAREHOUSE LINES OF CREDIT (CONTINUED)

respectively. Interest is variable based on the prime rate and type of collateral and ranged from 8 1/4% to 8 3/4% as of June 30, 1997. This warehouse line of credit is personally guaranteed by the Company's principal shareholders and contains certain covenants requiring, among other things, maintenance of certain financial ratios and minimum tangible net worth. As of December 31, 1996, the Company has received a waiver from the lender of certain defaults of restrictive covenants, and modifications thereof, in the credit agreement.

  The Company had an additional $6 million warehouse line of credit with a commercial bank which was collateralized by specific mortgage loans held for sale. The amount outstanding under this warehouse line of credit at December 31, 1996 and June 30, 1997 was $1,936,333 and $1,967,889, respectively.
Interest was variable based on prime and was 8 3/4% as of June 30, 1997. This warehouse line of credit was personally guaranteed by the Company's principal shareholders and contains certain covenants requiring, among other things, maintenance of certain financial ratios and minimum tangible net worth. The Company was not in compliance with certain of these covenants as of December 31, 1996. The bank has notified the Company that new loans may not be added to the warehouse line of credit subsequent to June 15, 1997 and that the warehouse line of credit may not be utilized subsequent to October 15, 1997. The management of the Company does not believe that the unavailability of this warehouse line of credit will have an impact on the Company's ability to originate or sell mortgage loans due to the amount available under the first line.

4. DEFERRED OFFERING COSTS:

  The Company has incurred $41,500 in incremental costs in connection with a proposed initial public offering of common stock. Upon consummation of the offering, the deferred costs will be charged against the gross proceeds of the offering or, if not consummated, they will be charged to expense. The Company will incur substantial additional offering costs.

5. NOTES PAYABLE

  Notes payable as of December 31, 1996 and June 30, 1997 consists of:

                                                           DECEMBER 31, JUNE 30,
                                                               1996       1997
                                                           ------------ --------
Note payable in monthly installments of $2,083 plus
 interest at the prime rate plus 2% per annum (10 1/2% as
 of June 30, 1997), due March 1999. Guaranteed by the
 Company's principal shareholders........................    $ 62,500   $ 47,916
Note payable in monthly installments of $4,104 plus
 interest at the prime rate plus 2% per annum (10 1/2% as     100,000     70,468
 of June 30, 1997) due October 1998......................    --------   --------
                                                             $162,500   $118,384
                                                             ========   ========

  Principal payments on the notes payable is as follows:

      TWELVE MONTHS
       ENDED JUNE 30,
      ---------------
       1998............................................................  $95,464
       1999............................................................   22,920
                                                                        --------
                                                                        $118,384
                                                                        ========

                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                         NOTES TO FINANCIAL STATEMENTS
                  (INFORMATION WITH RESPECT TO JUNE 30, 1997
                 AND THE SIX MONTH PERIODS ENDED JUNE 30, 1997
                            AND 1996 IS UNAUDITED)


6. SUBORDINATED DEBT

  In March 1997, the Company borrowed $778,000 ($278,000 from an affiliate of certain of the Company's principal stockholders). These borrowings, due March 1998, are not collateralized and are subordinated to all other borrowings of the Company. Interest on these notes is 14% per annum. In July 1997, the Company issued 28,000 shares of its common stock to a note holder in satisfaction of the interest due at maturity on $400,000 of this debt.

7.  OBLIGATION UNDER CAPITAL LEASE

  As of June 30, 1997, the future minimum lease payments under a capital lease expiring December 1999 are as follows:

      TWELVE MONTHS
      ENDED JUNE 30,
      --------------
       1998........................................................... $108,024
       1999...........................................................  108,024
       2000...........................................................   54,012
                                                                       --------
                                                                        270,060
      Less amount representing interest...............................   34,850
                                                                       --------
                                                                       $235,210
                                                                       ========

  This obligation is guaranteed by the Company's principal stockholders.

8. RELATED PARTY TRANSACTIONS

  The Company subleases certain of its offices from an affiliate. Total related party lease expense paid approximated $71,000, $59,000, $134,000 and $61,000 for the six months ended June 30, 1997 and 1996 the year ended December 31, 1996 and 1995, respectively. The Company pays rent to the affiliate based on the amount paid by the affiliate to the ultimate lessor.

  During 1996 and 1995, the Company processed and closed approximately $18.3 million and $6.4 million, respectively, of residential mortgage loans for an affiliate for which it received fees of approximately $92,000 and $31,000, respectively. The Company ended this activity on September 30, 1996.

                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                         NOTES TO FINANCIAL STATEMENTS
                  (INFORMATION WITH RESPECT TO JUNE 30, 1997
                 AND THE SIX MONTH PERIODS ENDED JUNE 30, 1997
                            AND 1996 IS UNAUDITED)


9. INCOME TAXES

  The components of deferred tax assets and liabilities as of December 31, 1996 and June 30, 1997 are as follows:

                                                         DECEMBER 31, JUNE 30,
                                                             1996       1997
                                                         ------------ ---------
Deferred tax asset:
 Accrual to cash adjustment.............................   $ 99,000
 Net operating loss carryforward........................        --    $ 203,000
                                                           --------   ---------
  Total deferred tax asset..............................     99,000     203,000
 Deferred tax liability--accrual to cash adjustment:....        --     (174,000)
                                                           --------   ---------
 Net deferred tax asset.................................     99,000      29,000
 Valuation allowance....................................    (99,000)    (29,000)
                                                           --------   ---------
                                                           $    --    $     --
                                                           ========   =========

  The significant components of the provision for income taxes for the six months ended June 30, 1997 are as follows:

      Deferred:
       Accrual to cash adjustment...................................  $ 273,000
       Net operating loss carryforward..............................   (203,000)
       Decrease in valuation allowance..............................    (70,000)
                                                                      ---------
                                                                      $     --
                                                                      =========

  The difference between the statutory federal income tax rate on the Company's net income and the Company's effective tax rate for the six months ended June 30, 1997 is summarized as follows:

      Statutory federal income tax rate..................................  34.0%
      Decrease in valuation allowance.................................... (40.5)
      Other..............................................................   6.5
                                                                          -----
      Effective income tax rate..........................................   --
                                                                          =====

10. STOCKHOLDER'S EQUITY/CAPITAL DEFICIENCY

 Common stock:

  During 1996, a principal stockholder of the Company transferred 346,500 shares to an officer of the Company. The estimated fair value of $41,000 was charged to operations and credited to additional paid in capital.

  On December 31, 1996, the Company issued 500,000 shares of common stock in a private placement at a price of $2.00 per share. Net proceeds of this private placement were approximately $869,000 which were used for Company operations.

  The Company has reserved 350,000 shares of its common stock for issuance upon exercise of incentive stock options.

                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                         NOTES TO FINANCIAL STATEMENTS
                  (INFORMATION WITH RESPECT TO JUNE 30, 1997
                 AND THE SIX MONTH PERIODS ENDED JUNE 30, 1997
                            AND 1996 IS UNAUDITED)


10. STOCKHOLDER'S EQUITY/CAPITAL DEFICIENCY (CONTINUED)

Incentive stock option plan:

  On December 31, 1995, the Board of Directors approved the Equity Incentive Plan (the "Plan") and authorized the issuance of up to 350,000 shares of common stock of the Company upon the exercise of incentive stock options ("options") which may be granted for a maximum of ten years pursuant to the Plan. The Plan provides primarily for the granting of options to certain key employees and exercise prices at not less than the estimated fair value at date of grant.

  On November 1, 1996, 92,500 options were granted. The options were issued at exercise prices equal to estimated fair value of the Company's common stock on the grant date of $2.00 per common share. These options vest ratably on the anniversary of the date of grant through November 1, 2000 (23,125 shares on each of November 1, 1997, 1998, 1999 and 2000). The option's maximum term is ten years. No options were canceled, forfeited or exercised during 1996 or during the six months ended June 30, 1997, however, in October 1997, options on 75,000 shares were canceled.

  On February 15, 1997, the principal stockholders of the Company granted an officer options to acquire up to 189,207 shares of the Company's common stock owned by the stockholders. The following table summarizes information about these options which expire in February 2000:

        NUMBER OF SHARES            EXERCISE  PRICE                     VESTING DATE
        ----------------            ---------------                   -----------------
             63,069                      $2.00                        February 15, 1998
             63,069                       2.50                        February 15, 1999
             63,069                       3.00                        February 15, 2000

  The fair value of each option granted has been estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions; no dividend yield, expected volatility of 0%, risk-free interest rate of 6% for options granted in 1996 and 7% for options granted in 1997 and expected lives of approximately four years for the 1996 options and three years for the 1997 options. The fair value of options granted during 1996 and 1997 were $0.43 and $0.00 per share, respectively.

  The Company applies APB 25 in accounting for its stock option incentive plan and, accordingly, recognizes compensation expense for the difference between fair value of the underlying common stock and the grant price of the option at the date of grant. The effect of applying SFAS No. 123 on 1996 pro forma net loss and loss per share is not necessarily representative of the effect on reported net income in future years due to, among other things (1) the vesting period of the stock options and (2) the fair value of additional stock options in future years. Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 123, the Company's net loss and net loss per share in 1996 would have been approximately $(263,000) and $(0.07), respectively and for 1997 the effect would be immaterial.

  The following table summarizes information about stock options outstanding as of June 30, 1997:

                                   OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
             --------------------------------------------------------------- ------------------------------------
 EXERCISE    NUMBER OUTSTANDING      WEIGHTED AVERAGE       WEIGHTED AVERAGE NUMBER EXERCISABLE  WEIGHTED AVERAGE
   PRICE     AS OF JUNE 30, 1997 REMAINING CONTRACTUAL LIFE EXERCISE  PRICE  AS OF JUNE 30, 1997  EXERCISE PRICE
-----------  ------------------- -------------------------- ---------------- ------------------- ----------------
$2.00-$3.00        281,707               4.84 Years              $2.34                 0                 0

                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                         NOTES TO FINANCIAL STATEMENTS
                  (INFORMATION WITH RESPECT TO JUNE 30, 1997
                 AND THE SIX MONTH PERIODS ENDED JUNE 30, 1997
                            AND 1996 IS UNAUDITED)


11. BRANCH EXPENSE

  During the six months ended June 30, 1997 and 1996 and the year ended December 31, 1996 and 1995, the Company incurred expenses of approximately $61,000, $371,000, $556,000 and $487,000, respectively, in conjunction with the expansion of the Company's lending operation through the opening of new offices. These expenses consist of the following:

                                                 YEAR ENDED        SIX MONTHS
                                                DECEMBER 31,     ENDED JUNE 30,
                                              ----------------- ----------------
                                                1995     1996     1996    1997
                                              -------- -------- -------- -------
Commissions, wages and benefits.............. $401,000 $331,000 $221,000 $30,000
Selling and administrative expenses..........   86,000  225,000  150,000  31,000


12. RETIREMENT PLAN

  The Company has a 401(k) savings plan (the "Plan") which enables employees to make contributions on a pre-tax salary basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Plan provides for a discretionary company contribution to be determined annually. The Company contributed $5,000 for the 1996 Plan year.

13. COMMITMENTS, CONTINGENCY AND OTHER

 Litigation:

  In May 1997, two former employees initiated litigation alleging breach of contract in connection with establishing and operating a branch office and are seeking approximately $1,257,000 in damages and sought a preliminary injunction. While the preliminary injunction has been denied, the remaining claims are still pending. Management is vigorously contesting this matter.

 Leases:

  The Company has various lease agreements for equipment and office space extending through October 2001.

  The following is a schedule of future minimum rental payments required under noncancelable leases:

           TWELVE MONTHS                   RELATED PARTY  OTHER
           ENDING JUNE 30,                    LEASES      LEASES
           ---------------                 ------------- --------
           1998...........................   $179,000    $229,000
           1999...........................    159,000     198,000
           2000...........................     37,000     128,000
           2001...........................     23,000      61,000
                                             --------    --------
                                             $398,000    $616,000
                                             ========    ========

  The Company's lease expense approximated $231,000, $82,000, $362,000 and $149,000 for the six months ended June 30, 1997 and 1996 and the year ended December 31, 1996 and 1995, respectively.

                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                         NOTES TO FINANCIAL STATEMENTS
                  (INFORMATION WITH RESPECT TO JUNE 30, 1997
                 AND THE SIX MONTH PERIODS ENDED JUNE 30, 1997
                            AND 1996 IS UNAUDITED)


13. COMMITMENTS, CONTINGENCY AND OTHER (CONTINUED)

 Employment agreements:

  The Company has employment agreements with three key employees expiring in September 2000. Under the terms of the agreements, the aggregate initial annual compensation is $150,000 per employee. Additionally, each of the agreements, among other things, include provisions for bonuses based on up to 5% of pre-tax earnings, as defined, increases in compensation and severance payments based upon certain events.

 Contingency:

  The Company has received an assessment from the Internal Revenue Service (the "IRS") concerning the classification of certain workers by the Company as independent contractors during the period 1992 through 1994. This assessment totals approximately $233,000 for employment taxes as if the independent contractors were classified as employees during the period. The Company has formally disputed this assessment and has commenced discussions with the IRS to settle this dispute. Management believes, based on advice of counsel, that it has sufficient documentation and basis for its independent contractor classification, and that the ultimate settlement will not have a significant impact on the Company's financial position or results of operations.

 Financial instruments with off-balance sheet risk or concentrations of credit risk:

  In the normal course of business, there are various financial instruments which are properly not recorded in the financial statements. The Company's risk of accounting loss due to the credit risks and market risks associated with these off-balance sheet instruments varies with the type of financial instrument and principal amounts. Credit risk represents the possibility of a loss occurring from the failure of another party to perform in accordance with the terms of a contract. Market risk represents the possibility that future changes in market prices may make a financial instrument less valuable or more onerous.

  Certain of the investors in sub-prime mortgages require the Company to return a portion of the sale price of the mortgage loan paid to the Company if the sub-prime mortgagor pays off within one year. During the year ended December 31, 1996, the Company incurred costs of approximately $20,000 related to the early pay-off of sub-prime mortgage loans sold to investors. The Company does not currently believe any future recapture costs would be significant.

  The Company had approximately $41.9 million of mortgage loans in various stages of process as of June 30, 1997 of which approximately $3.4 million has been rate-locked. For approximately $27.6 million of such mortgage loan commitments, the Company simultaneously committed to sell them to investors. For sub-prime mortgage loans, the Company accumulates mortgage loans into pools (usually $1 million to $2 million) and sells the weighted average note rate to an investor. The ultimate amount of the gain or loss on the sale of the mortgage loan is determined by the difference between the cost of the loans and the price paid by the investor.

  The Company had approximately $15.5 million of mortgage loans in various stages of process as of December 31, 1996 of which approximately $1.5 million has been rate-locked. For approximately $6.5 million of such mortgage loan commitments, the Company simultaneously committed to sell them to investors.

  In connection with the sale of loans to its investors, the Company normally makes representations and warranties (which are customary in the industry) relating to, among other things, the Company's compliance with laws, regulations, investor standards and the accuracy of information supplied by the mortgagor and verified by the Company. In the event of a breach of these representations and warranties, the Company would be required to repurchase such loans. The Company did not repurchase any loans during the period from January 1, 1995 through June 30, 1997.

                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.

                         NOTES TO FINANCIAL STATEMENTS
                  (INFORMATION WITH RESPECT TO JUNE 30, 1997
                 AND THE SIX MONTH PERIODS ENDED JUNE 30, 1997
                            AND 1996 IS UNAUDITED)


13. COMMITMENTS, CONTINGENCY AND OTHER (CONTINUED)

 Fair value of financial instruments:

  Statement of Financial Accounting Standards No, 107, "Disclosures about Fair Values of Financial Instruments ("FAS 107") requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. Because no market exists for certain of the Company's assets and liabilities, fair value estimates are based upon judgments regarding credit risk, investor expectation of economic conditions, normal cost of administration and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and significantly affect the estimates.

  Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. The tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in the estimates.

  The following summarizes the information about the fair value of the financial instruments recorded on the Company's financial statements in accordance with FAS 107:

                                       DECEMBER 31, 1996       JUNE 30, 1997
                                     --------------------- ---------------------
                                      CARRYING     FAIR     CARRYING     FAIR
                                       VALUE      VALUE      VALUE      VALUE
                                     ---------- ---------- ---------- ----------
Cash................................ $  328,897 $  328,897 $  342,881 $  342,881
Mortgages held for sale............. 10,535,994 11,265,000 12,049,043 12,815,000
Loans closed to be disbursed........    490,227    490,227  2,171,559  2,171,559
Borrowings..........................  9,977,145  9,977,145 10,375,267 10,375,257

  The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments, including the off-balance sheet instruments are as follows:

  CASH

  The carrying amount of cash approximates fair value.

  MORTGAGE LOANS HELD FOR SALE

  The Company has estimated the fair values reported based on recent sales.

  BORROWINGS AND LOANS CLOSED BUT NOT DISBURSED

  The carrying value reported approximates fair value due to the short-term nature of a significant portion of the borrowings and the variable interest rates charged on most borrowings.

  COMMITMENTS TO ORIGINATE LOANS AND LOANS IN PROCESS

  Many loan commitments are expected to, and typically do, expire without being drawn upon. As the rates and terms of the commitments to lend and loans in process are competitive with others, the values disclosed above are determined to be a reasonable estimate of fair value.

Concentrations:

  For the six months ended June 30, 1997 and 1996 and the year ended December 31, 1996, two investors accounted for 55% of mortgages sold, five investors accounted for 84% and three investors accounted for 59%, respectively.

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 NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   16
Dilution..................................................................   16
Capitalization............................................................   17
Selected Consolidated Financial Data......................................   18
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   19
Business..................................................................   25
Management................................................................   36
Principal Stockholders....................................................   40
Certain Relationships and Related Party Transactions......................   39
Description of Securities.................................................   41
Shares Eligible for Future Sale...........................................   43
Underwriting..............................................................   44
Legal Matters.............................................................   46
Experts...................................................................   46
Additional Information....................................................   47
Index to Financial Statements.............................................  F-1

  Until   , 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distributions, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters with respect to their unsold allotments of subscriptions.

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                               1,100,000 SHARES


                 MORTGAGE PLUS EQUITY AND LOAN HOLDINGS CORP.


                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                        NATIONAL SECURITIES CORPORATION

                                       , 1997

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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers provided that this provision shall not eliminate or limit the liability of a directors (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

  The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the Company' By-Laws, any agreement, vote of shareholders or otherwise.

  The Company's Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law.

  The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonably cause to believe his conduct was unlawful.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the applicable provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions and the Representative's non-accountable expense allowance. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.

                                                                         TOTAL
                                                                       ---------
SEC registration fee.................................................. $2,116.69
NASDAQ listing fee....................................................
NASD fee..............................................................  1,198.50
Blue Sky fees and expenses (including legal fees).....................
Printing and engraving expenses.......................................
Legal fees and expenses...............................................
Accounting fees and expenses..........................................
Transfer agent and registrar fee......................................
Miscellaneous.........................................................
 Total................................................................

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

  In December 1996, the Company sold an aggregate of 500,000 shares of its Common Stock at $2.00 per share, of which 450,000 shares were sold to Melville Ventures & Associates, L.P., an investment committee partnership.

ITEM 27. EXHIBITS

   1.1 Form of Underwriting Agreement
   1.2 Form of Representative's Warrant Agreement
  *3.1 Form of Certificate of Incorporation
  *3.2 Form of By-Laws
  *4.1 Form of Common Stock Certificate
  *4.2 Form of Representative's Warrant
  *5.1 Opinion and Consent of Ruskin, Moscou, Evans & Faltischek, P.C.
 *10.1 1995 Stock Option Plan
 *10.2 Form of Employment Agreement between the Company and Steven Latessa
 *10.3 Form of Employment Agreement between the Company and Cary Wolen
 *10.4 Form of Contribution Agreement
 *10.5 Form of Indemnity Agreement
 *10.6 Mortgage Loan Warehousing Agreement by and between Mortgage Plus Equity and Loan Corporation and Summit Bank
 *21.1 Subsidiaries of Registrant
  23.1 Consent of Richard A. Eisner & Company, LLP
  23.2 Consent of Levy Cohen & Gold
       Consent of Ruskin, Moscou, Evans & Faltischek, P.C. (included in Exhibit
 *23.3 5.1)
  24.1 Power of Attorney (included on signature page)
  27.1 Financial Statement Schedule
  99.1 Valuation and Qualifying Accounts Schedule (with consent)

--------
* to be filed by amendment

  Schedules other than the ones listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

ITEM 28. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

  The undersigned Registrant hereby undertakes to provide to the Underwriter, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and continued in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act each Post-Effective Amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities therein and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Syosset, New York, on November 12, 1997.

                                     Mortgage Plus Equity And Loan Holdings
                                      Corp.

                                     By: ______________________________________
                                            Steven Latessa, President


  Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes each of Steven M. Latessa and Cary Wolen with full power of substitution to execute in the name of such person and to file any Amendment or Post-Effective Amendment to this Registration Statement making such changes in this Registration Statement as the Registrant deems appropriate and appoints each of Steven M. Latessa and Cary Wolen with full power of substitution, attorney-in-fact to sign and to file any amendment and Post-Effective Amendment to this Registration Statement.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

/s/ Steven M. Latessa                President, Chief Executive    November 12, 1997
____________________________________ Officer, Chairman of the
                                     Board, Director
/s/ Cary Wolen                       Chief Operating Officer,      November 12, 1997
____________________________________ Chief Executive Officer,
                                     Chief Financial Officer,
                                     Secretary, Director